As Filed Pursuant to Rule 424(B)(4)
Registration No. 333-146440

PROSPECTUS

6,600,000 Ordinary Shares

We are offering 6,000,000 ordinary shares and the selling shareholder named herein is offering 600,000 ordinary shares. We will not receive any proceeds from the sale of shares by the selling shareholder.

Our ordinary shares are traded on The Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol “CRNT”. On November 7, 2007, the last reported sale price of our ordinary shares on The Nasdaq Global Market was $14.07 per share and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 58.20.

Investing in the ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total

Public offering price	$13.50	$89,100,000
Underwriting discounts and commissions	$0.7155	$4,722,300
Proceeds, before expenses, to us	$12.7845	$76,707,000
Proceeds, before expenses, to the selling shareholder	$12.7845	$7,670,700

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 990,000 additional ordinary shares on the same terms and conditions as set forth above. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

The underwriters expect to deliver the ordinary shares to investors on or about November 14, 2007.

Joint Book-Running Managers

Banc of America Securities LLC	Lehman Brothers

CIBC World Markets	Jefferies & Company

The date of this prospectus is November 7, 2007

(Backhaul aggregation site)

CERAGON networks®

(Rooftop radio installation)

(Outdoor units on a tower)

Ceragon networks ®

You should rely only on the information provided in this prospectus, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where such offer is prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of those documents.

ABOUT THIS PROSPECTUS

For the purposes of this prospectus, unless the context otherwise indicates or requires, references to “Ceragon,” “Company,” “we,” “us” and “our” refer to Ceragon Networks Ltd. and its subsidiaries.

In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, except as otherwise indicated.

We own or have rights to use trademarks, trade names and service marks that we use in conjunction with the operation of our business, including, but not limited to: Ceragon Networks®, CeraView®, FibeAir®, Ceragontm, PolyViewtm, ConfigAirtm, CeraMontm, EtherAirtm, QuickAirtm, QuickAir Partner Programtm, QuickAir Partner Certification Programtm, QuickAir Partner Zonetm, EncryptAirtm, Native2 tm and Microwave Fibertm. Other trademarks, trade names and service marks included in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

The following is a summary of some of the information contained in this prospectus or incorporated by reference in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors” beginning on page 12 and the financial statements and the related notes incorporated by reference into or contained in this prospectus.

Overview

We are a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. We design our solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries.

The rapid growth in demand for high capacity backhaul solutions has been driven by global subscriber growth, particularly in emerging markets, new wireless network build-outs in developing countries and strong consumer demand for mobile data services in developed countries. These trends have significantly increased the amount of traffic that must be accommodated by wireless service providers’ backhaul infrastructure. As a result, existing backhaul capacity is heavily strained, creating a bottleneck that hinders service delivery and quality. Service providers are increasingly meeting their backhaul needs by deploying high capacity point-to-point wireless links. These providers are also beginning to upgrade their communications infrastructure to IP-based networks that have significantly greater capacity to accommodate high bandwidth premium data services. The deployment of these IP-based networks requires additional investment in high capacity backhaul solutions. In addition, as some wireless service providers upgrade their infrastructure from circuit-switched to IP-based networks, they require hybrid backhaul solutions which accommodate both types of transmission architectures.

We provide a broad portfolio of innovative, field-proven, high capacity wireless backhaul solutions for wireless service providers. These solutions are designed to enable wireless service providers to deliver voice and premium data services, eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and transition to next generation IP-based networks.

We have grown our revenues from $34.4 million for the year ended December 31, 2003 to $108.4 million for the year ended December 31, 2006, representing a compound annual growth rate, or CAGR, of 47%. For the nine months ended September 30, 2007, our revenues were $115.7 million, an increase of 53% from the same period in the prior year. In 2006, approximately 38% of our revenues was derived from customers in Europe, the Middle East and Africa, 30% from customers in Asia Pacific and 26% from customers in North America.

Industry Trends

Wireless communication is increasingly a medium of choice for the access and transport of voice and premium data services. The market for high-capacity wireless backhaul solutions is comprised of both circuit-switched and IP-based solutions. According to Skylight Research, the market for microwave circuit-switched solutions was $1.5 billion in 2006 and is expected to remain stable at $1.6 billion in 2010. The market for microwave IP-based mobile backhaul applications was $31 million in 2006 and is expected to grow to $1.8 billion in 2010, according to Infonetics research. The market for wireless backhaul is being generated primarily by wireless service providers and businesses and public institutions operating private networks.

Wireless Service Providers

The following three major trends are driving the demand from wireless service providers for increased high capacity backhaul solutions:

Growing Number of Global Wireless Subscribers.  According to Gartner, global wireless subscribers are expected to grow from 2.7 billion in 2006 to 4.5 billion subscribers in 2011, an 11% CAGR. This growth is driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding existing wireless networks and by building-out new wireless networks.

Increasing Demand for Mobile Data Services.  Wireless service providers are facing increasing demand from subscribers for premium mobile data services, including Internet browsing, music and video. Gartner forecasts that worldwide revenues from mobile data services will grow from $103 billion in 2006 to $279 billion in 2011, which will represent 29% of total mobile service revenue in 2011. The provision of premium mobile data services requires a significant amount of backhaul capacity compared to voice communications.

Transition to IP-based Networks.  Wireless service providers are beginning to deploy all-IP networks and to upgrade their circuit-switched infrastructure to hybrid networks in order to increase efficiency, lower operating costs and more effectively deliver high-bandwidth data services. As wireless operators upgrade to IP-based infrastructures, we believe that the demand will grow significantly for backhaul solutions that can support both circuit-switched and new IP-based traffic.

In order to address the strain on backhaul capacity, wireless service providers have a number of alternatives, including leasing existing copper or fiber lines, laying new fiber optic networks or deploying wireless backhaul solutions. Leasing existing lines requires a significant increase in operating expenses and, in some cases, requires the wireless service provider to depend on a direct competitor. Laying new fiber-optic lines is capital-intensive and these lines cannot be rapidly deployed. The deployment of high capacity point-to-point wireless links represents a scalable, flexible and cost-effective alternative for expanding backhaul capacity. Wireless backhaul solutions enable wireless service providers to add capacity only as required while significantly reducing upfront and ongoing backhaul costs.

Private Networks

Many large businesses and public institutions require private high bandwidth communication networks to connect multiple locations. These private networks are typically built using IP-based communications infrastructure. This market includes educational institutions, healthcare providers, municipalities and defense contractors. These customers continue to invest in their private communications networks for numerous reasons, including security concerns, the need to exercise control over network service quality and redundant network access requirements. As data traffic on these networks rises, we expect that businesses and public institutions will continue to invest in their communications infrastructure, including backhaul equipment. Like wireless service providers, customers in this market demand a highly reliable, cost-effective backhaul solution that can be easily installed and scaled to their bandwidth requirements.

Our Solutions

We offer a broad portfolio of innovative, field-proven, high capacity wireless backhaul solutions which enable wireless service providers to eliminate the backhaul capacity bottleneck, significantly reduce backhaul costs and transition to next generation IP-based networks. We also provide solutions to businesses and public institutions that operate their own private communications networks. Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system. We believe our solutions have proven their ability to provide high performance in a cost-effective manner, and they are differentiated in the following ways:

Leading Offering for Existing Backhaul Market.  We believe that we provide our customers with a leading offering of high capacity wireless backhaul solutions for the broader wireless backhaul market. Our competitive differentiation is demonstrated by our relationship with Nokia Siemens Networks B.V., or NSN, and other leading OEMs, as well as by our global customer base. This differentiation results from our focus on product development from components to subsystem integration to overall system solution design.

Leading Platform for Emerging IP-based Networks.  Our IP-based wireless backhaul solutions provide fiber-like performance with high throughput speeds of 50 to 900 megabits per second, high availability and low latency. Our solutions enable wireless service providers to transition to IP-based networks. Our suite of IP-based wireless backhaul products and hybrid network products is currently deployed in hundreds of private networks around the world. These solutions were the first of their kind to receive certification from Metro Ethernet Forum, a leading industry alliance of telecommunications service providers and other industry participants that develops technical specifications to promote the adoption of IP-based networks.

Broad Product Portfolio.  We offer a broad range of high capacity wireless backhaul solutions, enabling us to offer complete solutions for the specific needs of a wide range of customers, based on service type, frequency, distance and capacity requirements. In addition to our circuit-switched and IP-based products, we also offer hybrid solutions that deliver both circuit-switched and IP traffic over a single radio. This functionality makes them particularly attractive for wireless service providers preparing to upgrade to an IP-based backhaul network.

Low Total Cost of Ownership.  Our solutions address industry requirements for low total cost of ownership backhaul solutions. Total cost of ownership includes the combined costs of initial acquisition, installation and ongoing operation and maintenance, regardless of whether these costs are incurred through leasing arrangements or operating owned equipment. Our innovative product designs allow us to offer cost-effective solutions.

Scalability and Flexibility.  We design our products to enable incremental deployment to meet increased service demand. This enables wireless service providers to rapidly deploy additional capacity as it is needed. This approach allows our customers to establish a wireless broadband network with a relatively low initial investment and later expand the geographic coverage area of their networks as subscriber demand increases.

Growth Strategy

Our objective is to strengthen our position as a leader in high capacity backhaul solutions for wireless service providers and to provide leading solutions for the transition to emerging IP-based networks. In order to accomplish this goal, we intend to pursue the following strategies:

•	Leverage our technological leadership position and broad product offering. We believe that our growth to date is in large part due to the broad range, scalability and flexibility of our wireless backhaul solutions. This broad product offering is the result of our continued investment in research and development and our commitment to providing technologically advanced and cost-effective solutions to our customers. We believe that our technical expertise in developing innovative solutions and our customer-oriented approach to product development have enabled us to achieve technological leadership in the wireless backhaul solutions market. We intend to utilize our technological leadership position and broad product offering to continue to expand our sales as wireless service providers increase network coverage and capacity and expand their service offerings.

•	Focus on the rapidly evolving IP-based backhaul market. We believe that our hybrid and IP-based backhaul solutions position us to be a leader in the industry’s migration to IP-based networks. We believe that this leadership position will allow us to benefit from the growth of fourth generation wireless technologies, such as WiMAX, as they are implemented over the coming years to offer voice and premium data services. We intend to leverage our years of experience with providing IP-based network solutions for business and public institution networks to be a leading provider of IP-based backhaul products. In addition, we intend to continue to invest in research and development to maintain our leadership position with respect to IP-based wireless backhaul solutions.

•	Expand our global sales channels. We have developed direct relationships with many leading wireless service providers, including those serviced by our OEMs, system integrators and distributors, with whom we have strategic relationships. We intend to continue to expand these relationships and pursue new wireless service provider relationships to sell our solutions. At the same time, our strategic relationships with OEMs, including NSN, system integrators and distributors have allowed us leverage their global reach and marketing resources to increase sales of our solutions. We intend to increase our efforts to develop additional strategic relationships with OEMs, system integrators, networking firms and other industry participants with the goal of increasing our access to our target markets. In addition, we have numerous relationships with emerging, high growth customers for whom quality and speed of deployment are important. These customers include a number of the top five wireless providers in India, such as Reliance Communications Limited and Vodafone Essar Limited, as well as FiberTower Corporation in the United States. We intend to continue to expand these relationships with the expectation that as these customers grow and build their networks, we will benefit from their growth.

•	Continue our focus on operational excellence. We intend to continue to focus on reducing delivery time, improving product quality, reducing costs, streamlining manufacturing processes and optimizing inventories. This focus on operational excellence has allowed us to significantly reduce our manufacturing costs and shorten our delivery time. In addition, a significant portion of our research and development efforts is focused on optimizing the design of our product offerings to lower our manufacturing costs. As a result of these efforts, we are continually implementing engineering improvements to give our products a designed-in cost advantage over competitive offerings. Our focus on operational excellence has enabled us to rapidly expand the number of systems shipped to meet the growing demands in the marketplace.

•	Selectively pursue acquisitions. As we continue to focus on increasing the global sales of our solutions, we will selectively review opportunities to acquire companies or technologies which complement our existing product portfolio and market reach.

Our Products

We market all of our products under the trademark FibeAir®. These products utilize microwave radio technologies that enable our customers to optimize range and frequency efficiency, which we refer to as the modulation scheme, and to dynamically adapt to weather conditions. The diverse FibeAir® product family offers products that address the complete backhaul needs of IP-based, hybrid and circuit-switched networks:

Our IP-based network products use native IP technologies and our hybrid products use our Native2 tm technologies which allow our hybrid products to transmit both IP-based and circuit-switched network traffic on a native basis. Native IP refers to systems that are designed to transport IP-based network traffic directly rather than adapting IP-based network traffic to existing circuit-switched systems. This approach increases efficiency and decreases latency.

Our products are typically sold as a complete system comprised of four components: an outdoor unit, an indoor unit, a compact high-performance antenna and a network management system.

•	Indoor units convert the transmission signals from digital to intermediate or radio frequency signals and vice versa, process and manage information transmitted to and from the outdoor unit, aggregate multiple transmission signals and provide a physical interface to wireline networks.

•	Outdoor units are used to control power transmission, convert intermediate frequency signals to radio frequency signals and vice versa, and provide an interface between antennas and indoor units. They are contained in compact weather-proof enclosures fastened to antennas. Indoor units are connected to outdoor units by standard coaxial cables.

•	Antennas are used to transmit and receive microwave radio signals from and to edge and core networks. These compact, high-performance devices are mounted on poles typically placed on rooftops, towers or buildings. We rely on third party vendors to supply this component.

•	End-to-End Network Management. Our network management system uses simple network management protocol to monitor and control managed devices at both the element and network level and can be easily integrated into our customers’ existing network management systems.

An antenna, an outdoor unit and an indoor unit comprise a terminal. Two terminals are required to form a radio link, which typically extends across a distance of three to five miles and can extend across a distance of 40 miles or more. The specific distance depends upon the customer’s requirements and chosen modulation scheme, the frequency utilized, the available line of sight, local rain patterns and antenna size. Each link can be controlled by our network management system or can be interfaced to the network management system of the service provider. The systems are available in both split-mount, including an indoor and outdoor unit, and all-indoor installations.

Our Services

We are committed to providing high levels of service and implementation support to our customers. Our sales and network field engineering services personnel work closely with customers, system integrators and others to coordinate network design and ensure successful installation of our solutions. We are increasingly engaged in projects in which we provide the requisite installation, supervision and testing services, either directly or through subcontractors.

We support our products with documentation and training courses tailored to our customers’ varied needs. We have the capability to remotely monitor the in-network performance of our products and to diagnose and address problems that may arise. We help our customers to integrate our network management system into their existing internal network operations control centers.

Our Customers

We have sold our products through a variety of channels to over 150 service providers and the operators of hundreds of private networks in nearly 100 countries. Our principal customers are wireless service providers that use our products to expand backhaul network capacity, reduce backhaul costs and support the provision of advanced telecommunications services. We reach a number of these customers through our OEM relationships. We also sell systems to large businesses and public institutions that operate their own private communications networks through system integrators, resellers and distributors. Our customer base is diverse in terms of both size and geographical location.

The following table summarizes the distribution of our revenues by region, stated as a percentage of total revenues for the nine months ended September 30, 2007, and the names of representative customers:

	Nine Months
	Ended
	September 30,
Region	2007	Representative Customers

North America	24%	CellularOne, FiberTower Corporation, General Dynamics
Europe, Middle East and Africa	32%	Belgacom Mobile, Celtel International, Kievstar, KPN, Telering
Asia-Pacific	40%	Bharti Airtel, Digitel Telecommunications Philippines, Reliance Communications, Vodafone Essar
Latin America	4%	Sprint Nextel, Telcel

Sales and Marketing

We sell our products through a variety of channels, including direct sales, OEMs, distributors and system integrators. Our sales and marketing staff includes approximately 140 employees in 17 countries, who work together with local agents, distributors and OEMs to expand our sales.

We are a supplier to three OEMs, which together accounted for 23% of our revenues for the nine months ended September 30, 2007. The largest OEM is NSN, with whom we signed an OEM agreement as of November 2005 following several years of joint sales activities. For the nine months ended September 30, 2007, sales to NSN represented approximately 12% of our revenues. We plan to increase our efforts in the development of additional strategic relationships with equipment vendors, integrators, networking companies and other industry suppliers with the goal of gaining greater access to our target markets.

Our marketing efforts include advertising, public relations and participation in industry trade shows and conferences.

Manufacturing and Assembly

Our manufacturing process consists of materials planning and procurement, assembly of indoor units and outdoor units, final product assurance testing, quality control and packaging and shipping. With the goal of streamlining all manufacturing and assembly processes, we have implemented an outsourced, just-in-time manufacturing strategy that relies on contract manufacturers to manufacture and assemble circuit boards and other components used in our products and to assemble and test indoor units and outdoor units for us. The use of advanced supply chain techniques has enabled us to reduce our delivery time, while simultaneously increasing our manufacturing capacity and reducing our manufacturing costs.

We outsource the majority of our manufacturing operations to major contract manufacturers in Israel and the Philippines. Our warehouse operations are outsourced to a subcontractor in Israel. During the second half of 2006, we discontinued our manufacturing operations in Tel Aviv, Israel as part of the phase-out of our legacy FibeAir 1500 products. The raw materials for our products come primarily from the United States, Europe and Asia.

We comply with standards promulgated by the International Organization for Standardization and have received certification under the ISO 9001, ISO 9002, and ISO 14000 standards. These standards define the procedures required for the manufacture of products with predictable and stable performance and quality, as well as environmental guidelines for our operations.

Research and Development and Intellectual Property

We place considerable emphasis on research and development to improve and expand the capabilities of our existing products, to develop new products, with particular emphasis on equipment for emerging IP-based networks, and to lower the cost of producing both existing and future products. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we maintain close relationships with our customers to identify market needs and to define appropriate product specifications. In addition, we intend to continue to comply with industry standards and, in order to participate in the formulation of European standards, we are full members of the European Telecommunications Standards Institute.

Our research and development activities are conducted at our facilities in Tel Aviv, Israel. As of September 30, 2007, our research, development and engineering staff consisted of 111 employees. Our research and development team includes highly specialized engineers and technicians with expertise in the fields of millimeter wave design, modem and signal processing, data communications, system management and networking solutions.

Our research and development department provides us with the ability to design and develop most of the aspects of our proprietary solutions, from the chip-level, including both ASICs and RFICs, to full system integration. We leverage our research and development capabilities through the use of specialized outside design firms. Our research and development projects currently in process include improvements to our existing SONET/SDH products, extensions to our emerging IP-based networking product lines and development of new technologies to support future product concepts. In addition, our engineers continually work to redesign our products with the goal of improving their manufacturability and testability while reducing costs.

We have filed one non-provisional patent application and five provisional patent applications to protect our proprietary intellectual property in the areas of high capacity data transmission and adaptive modulation radios with native IP and native circuit-switch capabilities.

Competition

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. We expect competition to persist, intensify and increase in the future, especially if rapid technological developments occur in the broadband wireless equipment industry or in other competing high-speed access technologies.

We compete with a number of wireless equipment providers in the United States and other countries that vary in size and in the types of products and solutions they offer. In the area of high-capacity circuit-switched wireless network solutions, our primary competitors include Harris Stratex Networks, Inc., L.M. Ericsson Telephone Company, NEC Corporation, or NEC, and NSN. In the area of IP-based wireless solutions, our primary competitors are Dragonwave, Inc. and Harris Stratex Networks, Inc. In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, as well as other companies, offer or are developing products that compete with our products.

We believe we compete favorably on the basis of:

•	product performance, reliability and functionality;

•	range and maturity of product portfolio, including the ability to provide both circuit switch and IP solutions and therefore to provide a migration path for circuit-switched to IP-based networks;

•	cost; and

•	deployment, support and technical service and experience and commitment to high quality customer service.

Our products also indirectly compete with other high-speed communications solutions, including fiber optic lines and other wireless technologies.

Our Corporate Information

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. and we changed our name to Ceragon Networks Ltd. on August 22, 2000. Our registered office is located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel and the telephone number is 972-3-645-5733. Our U.S. subsidiary and North American headquarters, Ceragon Networks, Inc., is located at 10 Forest Avenue, Suite 120, Paramus, New Jersey 07652 and the telephone number is (201) 845-6955. Our Internet address is www.ceragon.com. Information at this Internet address is not part of this prospectus.

THE OFFERING

Ordinary shares offered by us	6,000,000

Ordinary shares offered by the selling shareholder	600,000

Ordinary shares to be outstanding after this offering	35,749,336

Underwriters’ option to purchase additional shares from us	990,000

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $75.7 million, based on the public offering price of $13.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds from this offering for general corporate purposes, including working capital. We may also invest in or acquire new businesses through mergers, stock or asset purchases, joint ventures and/or other strategic relationships. We will not receive any proceeds from the sale of the ordinary shares by the selling shareholder.

Risk factors	See “Risk Factors” beginning on page 12 of this prospectus for a discussion of risks you should consider before investing in the ordinary shares.

Nasdaq Global Market and Tel Aviv Stock Exchange symbol	CRNT

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

The number of our ordinary shares to be outstanding immediately after this offering excludes:

•	as of September 30, 2007, 4,556,462 ordinary shares issuable upon the exercise of options issued under our 1996 Key Employee Share Incentive Plan, the 1997 Affiliate Employees Share Option Plan and the 2003 Share Option Plan, which we collectively refer to as our Share Option Plans, at a weighted average exercise price of $5.17 per share, of which 2,323,294 are currently exercisable; and

•	as of September 30, 2007, 620,939 ordinary shares reserved for future issuance under our Share Option Plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data set forth below for each of the years ended December 31, 2004, 2005 and 2006 were derived from our audited consolidated financial statements that are incorporated by reference into this prospectus. The summary consolidated unaudited statements of operations data presented for the nine months ended September 30, 2006 and 2007 and the summary consolidated balance sheet data as of September 30, 2007 were derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007. The summary consolidated financial information set forth below should be read in conjunction with our historical consolidated financial statements and interim consolidated financial statements, the notes to those financial statements and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in this prospectus and included in the documents incorporated by reference into this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except share and per share data)

Statement of Operations Data:
Revenues	$54,831	$73,777	$108,415	$75,470	$115,743
Cost of revenues	32,227	52,487 (1)	80,776 (2)	49,314	73,952

Gross profit	22,604	21,290	27,639	26,156	41,791
Operating expenses:
Research and development	9,772	10,713	13,336	9,850	11,084
Less: grants and participations	2,293	1,752	1,543	1,543	—

Research and development, net	7,479	8,961	11,793	8,307	11,084
Selling and marketing	11,841	13,629	17,420	12,312	18,124
General and administrative	2,485	3,200	5,217	3,736	3,751
Settlement reserve	—	—	—	—	450	(3)

Total operating expenses(4)	21,805	25,790	34,430	24,355	33,409

Operating profit (loss)	799	(4,500)	(6,791)	1,801	8,382
Financing income, net	674	607	1,284	868	326
Other income	141	66	47	—	—

Net income (loss)	1,614	(3,827)	(5,460)	2,669	8,708

Basic net earnings (loss) per share	$0.06	$(0.15)	$(0.20)	$0.10	$0.31
Diluted net earnings (loss) per share	$0.06	$(0.15)	$(0.20)	$0.09	$0.28
Weighted average number of shares used in computing basic earnings (loss) per share	25,066,937	26,137,121	26,728,053	26,602,155	28,526,786

Weighted average number of shares used in computing diluted earnings (loss) per share	28,069,844	26,137,121	26,728,053	28,177,826	30,806,976

(1)	Includes $7,082 related to a write-off of inventories and $390 related to the write-off of a long-term receivable.

(2)	Includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.

(3)	Represents a settlement reserve expense we accrued in connection with a settlement offer we made to NEC in response to NEC’s assertion that we have been using its intellectual property in certain of our products. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations.

(4)	Total share-based compensation expenses for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $374, $162, $1,712, $1,342 and $1,278, respectively.

	As of September 30, 2007
	Actual	As Adjusted(A)
	(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short term bank deposits and short-term marketable securities	$36,094	$111,801
Total assets	124,528	200,235
Total current liabilities	49,027	49,027
Total long term liabilities	9,073	9,073
Shareholders’ equity	66,428	142,135

(A)	As adjusted to reflect our sale of 6,000,000 ordinary shares in this offering at the public offering price of $13.50 per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred as of September 30, 2007.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus before deciding to invest in our ordinary shares. If any of the events underlying any of the following risks and uncertainties actually occurs, our business, financial condition or results of operation could be materially and adversely affected. In that event, the market price of our ordinary shares may decline and you could lose part or all of your investment.

Risks Relating to Our Business

We have a history of operating and net losses. We may not operate profitably in the future.

We have incurred operating and net losses in every fiscal year from our inception, other than 2004, and we may incur losses in the future. For the years ended 2003, 2005 and 2006, we reported net losses of $7.7 million, $3.8 million and $5.5 million, respectively. As of September 30, 2007, our accumulated deficit was $125.0 million. While we achieved net income of approximately $8.7 million during the nine months ended September 30, 2007, we cannot assure you that we will operate profitably in the future. If we do not achieve or sustain our profitability, our share price could decline and the viability of our company will be in question.

Global competition and current market conditions in India and other parts of Asia have resulted in downward pressure on the prices for our products, which could result in reduced revenues, gross margins and profitability.

We operate in the wireless equipment market, which is characterized by vigorous, worldwide competition for market share and by rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, as well as growing competition from both start-up companies and well-capitalized telecommunication systems providers. Moreover, competition for larger equipment orders is particularly intense since the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

Also, in recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the nine months ended September 30, 2007, 40% of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

If we are unable to effectively respond to these pricing pressures, our revenues, gross margins and profitability could be materially reduced.

We face intense competition from other wireless equipment providers. If we fail to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

The market for wireless equipment is rapidly evolving, fragmented, highly competitive and subject to rapid technological change. Increased competition in the wireless equipment market could result in reduced demand for our products, price reductions and reduced gross margins, any of which could seriously harm our business and results of operations. In the area of high-capacity circuit-switched wireless network solutions, our primary competitors include Harris Stratex Networks, Inc., L.M. Ericsson Telephone Company, NEC and NSN. In the area of IP-based wireless solutions, our primary competitors are Dragonwave, Inc. and Harris Stratex Networks, Inc. In addition to these primary competitors, a number of other communications equipment suppliers, including Alcatel-Lucent, Nera Networks AS, SIAE Microelectronica S.p.A. and ZTE Corporation, as well as other companies, offer or are developing products that compete with our products.

Some of our competitors are substantially larger than we are and have longer operating histories and greater financial, sales, marketing, distribution, technical, manufacturing and other resources than we have. Some also have greater name recognition and a larger customer base than we have. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to respond more quickly to evolving industry standards and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can.

Additionally, the telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue. In mid-2006, Nokia and Siemens formed a joint venture to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into NSN. NSN began operations in April 2007. Other examples are the recent mergers of Alcatel and Lucent and of the wireless divisions of Harris and Stratex Networks, and the acquisition by Ericsson of Marconi. These consolidations have increased the size and thus the competitive resources of these companies. In the future, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that may allow them to increase their market share and competitive position.

We expect to face increasing competitive pressures in the future. If we are unable to compete effectively, our business, financial condition and results of operations would be materially adversely affected.

We face intense competition from other high-speed communications solutions that compete with our high-capacity point-to-point wireless products, which could reduce demand for our products and have a material adverse effect on our business and results of operations.

Our products compete with other high-speed communications solutions, including fiber optic lines, leased copper lines and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity point-to-point wireless technologies.

Some of the disadvantages of high capacity, point-to-point wireless technologies that may make other technologies more appealing include:

•	Extreme Weather Conditions: wireless backhaul solutions may not operate optimally in certain extreme weather conditions, including severe rainfalls or hurricanes; and

•	Line-of-Sight Limitations: wireless backhaul solutions generally require a direct line-of-sight between antennas. Consequently, service providers often install these solutions on wireless antenna towers, rooftops of buildings and on other tall structures. As a result, service providers must generally secure roof or other property rights from the owners of each building or other structure on which our products are installed. This may delay deployment and increase the installation costs. Some base stations cannot be linked by line-of-sight solutions.

In addition, customers may decide to use transmission frequencies for which we do not offer products. To the extent that these competing communications solutions reduce demand for high-capacity point-to-point wireless transmission products, this reduction could have a materially adverse effect our business and results of operations.

We are dependent upon sales of our FibeAir® family of products into a single market. Any reduction in demand for these products in this market would cause our revenues to decrease.

We design, develop, manufacture and sell nearly all of our products to meet high-capacity point-to-point wireless backhaul needs. Our portfolio of products is known as FibeAir®. Nearly all of our revenues are generated from sales of our FibeAir® portfolio of products. We expect sales of our FibeAir® portfolio of products to continue to account for nearly all of our revenues for the foreseeable future. As a result, we are more likely to be adversely affected by a reduction in demand for point-to-point wireless backhaul products than companies that sell multiple and diversified product lines or into multiple markets.

We sell a significant portion of our products through a small number of strategic relationships with OEMs at gross margins that are lower than the gross margins for our sales directly to customers, which lowers our overall gross margin. In addition, the loss of one or more of these key OEM relationships would result in a significant loss of revenues.

We market and sell our products to customers increasingly through OEMs who integrate our solutions into their product offerings. For the nine months ended September 30, 2007, approximately 23% of our sales was to our three OEMs of wireless equipment, rather than directly to end-users. We anticipate that sales to a small number of OEMs will constitute an increasing portion our business in the future. For the nine months ended September 30, 2007, sales to NSN, our largest OEM, represented approximately 12% of our revenues.

Our sales to our OEMs are made on the basis of purchase orders rather than long-term purchase commitments. Our relationships with our OEMs are generally governed by non-exclusive agreements that require us to competitively price our products, have no minimum sales commitments and do not prohibit our OEMs from offering products that compete with our solutions. The size of purchases by our OEMs typically fluctuates from quarter-to-quarter and year-to-year, and may continue to fluctuate in the future, which may affect our quarterly and annual results of operations.

Our OEM agreements typically have an initial term between one and five years and automatically renew for successive one year terms. Our agreement with NSN is for an initial term ending on November 1, 2008. Thereafter, the term automatically renews for successive one year terms unless terminated by either party upon a three months’ notice prior to such automatic renewal. Under certain customary circumstances, including failure to remedy a breach within 30 days of receiving written notice, either we or NSN may terminate the agreement. In addition, NSN has the right to terminate the agreement in the event we sell all or substantially all of our assets, merge or consolidate with a third party, or suffer a material change of ownership.

Some of our OEMs also possess significant resources and advanced technical capabilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our solutions. If either of these were to occur, our OEMs may discontinue marketing, distributing and supporting our solutions.

Furthermore, sales to our OEMs result in lower gross margins than sales directly to end-users through distributors and re-sellers and expose our business to a number of risks, each of which could result in a reduction in the revenues for our products. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. These OEMs may decide to promote competing products or alternative technologies. If our OEMs fail to effectively market and support our products, or if we experience a loss or a substantial reduction in orders from these OEMs, or one of our OEMs terminates its relationship with us, our revenues may decline, and our business, financial condition, and results of operations would be materially adversely affected.

We cannot assure you that we will be able to sustain our recent revenue growth rate which may reduce our share price.

Our revenues have grown rapidly over the last several years. Our revenues for the years ended December 31, 2004, 2005 and 2006 were $54.8 million, $73.8 million, $108.4 million, respectively and $115.7 million in the nine months ended September 30, 2007. We cannot assure you that we will be able to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company.

We may face problems in managing the growth of our business.

Our revenues have grown from $54.8 million in 2004 to $108.4 million in 2006. The number of products manufactured by us through our contract manufacturers in these periods has grown at higher rates. If our growth continues at similar rates, we may face difficulties in managing such growth. Our success in handling rapid growth will depend on our ability to:

•	manufacture (through our contract manufacturers) and deliver our products to our customers in a timely manner;

•	develop efficient forecast methods for evaluating the prospective quantity of products that will be ordered by our customers;

•	control inventories of components ordered by our contract manufacturers required to meet actual demand;

•	streamline and automate processes in order to manufacture, ship and deliver on time larger quantities of equipment than in previous years;

•	reduce the costs of manufacturing our products;

•	balance the need to hire and train new employees with the need to minimize costs; and

•	maintain the capital resources needed to finance such growth.

If we are unable to manage our growth, we could lose sales or fail to manage costs associated with our sales, either of which would have a material adverse effect on our business and results of operations.

Consolidation of our potential customer base could harm our business.

The ongoing trend toward mergers in the telecommunications industry has resulted in the consolidation of our potential customer base. In situations where an existing customer consolidates with another industry participant which uses a competitor’s products, our sales to that existing customer could be reduced or eliminated completely to the extent that the consolidated entity decides to adopt the competing products. Further, consolidation of our potential customer base could result in purchasing decision delays as consolidating customers integrate their operations and could generally reduce our opportunities to win new customers to the extent that the number of potential customers decreases. Finally, as our customers become larger they may have more leverage to negotiate better pricing which could harm our revenues and gross margins.

We rely on a limited number of contract manufacturers to manufacture our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We outsource all of our manufacturing processes to a limited number of contract manufacturers that are located in Israel and the Philippines. We do not have long-term contracts with any of these contract manufacturers. We have experienced and may in the future experience delays in shipments from these contract manufacturers.

Our contract manufacturers may themselves in the future experience manufacturing problems, including inferior quality and insufficient quantities of components. These delays, disruptions, quality control problems and loss in capacity could result in delays in deliveries of our product to our customers, which could subject us to penalties payable to our customers, increased warranty costs and possible cancellation of orders. If our contract manufacturers experience financial, operational, manufacturing capacity or other difficulties, or shortages in components required for manufacturing, our supply may be disrupted and we may be required to seek alternate manufacturers. We may be unable to secure alternate manufacturers that meet our needs in a timely and cost-effective manner. In addition, some of our contract manufacturers have granted us licenses with respect to certain technology that is used in a number of our products. If we change contract manufacturers, we may be required to renegotiate such licenses or re-design some of our products, either of which could increase our cost of revenues and cause product delivery delays. If we change manufacturers, during such a transition period, we may be more likely to face delays, disruptions, quality control problems and loss in capacity, and our sales, profits and customer relationships may suffer.

Our contract manufacturers obtain some of the components included in our products from a limited group of suppliers and, in some cases, single or sole source suppliers. The loss of any of these suppliers could cause us to experience production and shipment delays and a substantial loss of revenue.

Our contract manufacturers currently obtain key components from a limited number of suppliers. Some of these components are obtained from a single or sole source supplier. Our contract manufacturers’ dependence on a single or sole source supplier or on a limited number of suppliers subjects us to the following risks:

•	The component suppliers may experience shortages in components and interrupt or delay their shipments to our contract manufacturers. Consequently, these shortages could delay the manufacture of our products and shipments to our customers which could result in penalties and/or cancellation of orders for our products.

•	The component suppliers could discontinue the manufacture or supply of components used in our systems. In such an event, our contract manufacturers or we may be unable to develop alternative sources for the components necessary to manufacture our products, which could force us to redesign our products. Any such redesign of our products would likely interrupt the manufacturing process and could cause delays in our product shipments. Moreover, a significant modification in our product design may increase our manufacturing costs and bring about lower gross margins.

•	The component suppliers may increase component prices significantly at any time and with immediate effect, particularly if demand for certain components increases dramatically in the global market. These price increases would increase component procurement costs and could significantly reduce our gross margins and profitability.

Our ability to grow depends on acceptance by our customers of IP-based solutions and our ability to develop and introduce IP-based products.

The market for IP-based backhaul equipment for mobile networks is just beginning to evolve, and we have not yet recorded any sales in this market. Our future success depends in part on the acceptance by customers of IP-based networks and for IP-based or hybrid backhaul and IP-based or hybrid products that we are developing. We cannot control third-party adoption of IP-based backhaul over competing backhaul solutions such as fiber optic lines. Moreover, our future success depends on our ability to design and manufacture IP-related products that satisfy our customers’ evolving and changing needs for IP-based networks and for IP-based backhaul. If the IP-based backhaul for mobile networks market does not develop at the rate we expect as a result of alternative or changing technologies, changes in product standards and regulation, inability to gain customer acceptance or for any other reason, our future growth, business, financial condition, and results of operations may be materially adversely affected.

The creation of NSN may lead to fewer purchases of our products by NSN, which would significantly reduce our revenues.

As of November 2005, we entered into an OEM Purchase and Distribution Agreement, which we refer to as the OEM Agreement, with Nokia Corporation. Under the OEM Agreement, Nokia agreed to include our products with its microwave radio product portfolio as Nokia PowerHopper Vario to provide complete wireless transmission networking solutions. During 2006, sales to Nokia accounted for 17% of our revenues and 12% for the nine months ended September 30, 2007. After the creation of NSN by Nokia and Siemens in mid-2006, Nokia assigned the OEM Agreement to NSN. Siemens has products and capabilities to develop products that compete with some of ours, and we cannot assure you that NSN will continue to make substantial purchases of our products under the OEM Agreement. These purchasing decisions can be made by NSN on a regional basis, product basis or customer basis. If NSN decides to promote Siemens’ current or future products rather than ours, NSN could become a competitor of ours in addition to, or instead of, being a strategic partner, which could decrease our sales to NSN and significantly reduce our revenues.

If we do not succeed in developing and marketing new products that keep pace with technological developments, changing industry standards and our customers’ needs, we may not be able to grow our business.

The market for our products is characterized by rapid technological advances, changing customer needs and evolving industry standards, as well as increasing pressures to make existing products more cost efficient. Accordingly, our success will depend on our ability to:

•	develop and market new products in a timely manner to keep pace with developments in technology;

•	meet evolving customer requirements;

•	enhance our current product offerings, including technological improvements which reduce the cost and manufacturing time; and

•	deliver products through appropriate distribution channels.

In addition, the wireless equipment industry is subject to evolving industry standards. The emergence or evolution of new industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our products. Any such modifications may be expensive and time-consuming or we may not be able to meet them at all. If new industry standards emerge that we do not anticipate, our products could be rendered obsolete and we may be required to modify our products in ways that could increase our product costs and adversely affect our profitability.

We are continuously seeking to develop new products and enhance our existing products. Developing new products and product enhancements requires research and development resources and cooperation with subcontractors. We may not be successful in enhancing our existing products or developing new products in response to technological advances or to satisfy increasingly sophisticated customer needs in a timely and cost-effective manner which would have a material adverse effect on our ability to grow our business.

We rely on a limited number of contractors as part of our research and development efforts.

We conduct a part of our research and development activities through outside contractors. We depend on our contractors’ ability to achieve stated milestones and commercialize our products, and on their ability to cooperate and overcome design difficulties. Our contractors may experience problems, including the inability to recruit professional personnel, which could delay our research and development process. These delays could:

•	increase our research and development expenses;

•	delay the introduction of our upgraded and new products to current and prospective customers and our penetration into new markets; and

•	adversely affect our ability to compete.

If our contractors fail to perform, we may be unable to secure alternative contractors that meet our needs. Moreover, qualifying new contractors may also increase our research and development expenses.

Our sales cycles in connection with competitive bids or to prospective customers are lengthy.

It typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. In some instances, we participate in competitive bids in tenders issued by our customers. These tender processes can continue for many months before a decision is made by the customer. As a result, we are required to devote a substantial amount of time and resources to secure sales. In addition, the lengthy sales cycle results in greater uncertainty with respect to any particular sale, as events may occur during the sales cycle that impact customers’ decisions which, in turn, increases the difficulty of forecasting our results of operations.

We sell other manufacturers’ products as an OEM, which subjects us to various risks that may cause our revenues to decline.

We sell a limited number of products on a OEM basis through relationships with a number of manufacturers. These manufacturers have chosen to sell a portion of their systems through us in order to take advantage of our reputation and sales channels. The sale of these OEM products by us depends in part on the quality of these products, the ability of these manufacturers to deliver their products to us on time and their ability to provide both presale and post-sale support. Sales of OEM products by us expose our business to a number of risks, each of which could result in a reduction in the sales of our products. We face the risks of termination of these relationships, technical and financial problems these companies might encounter or the promotion of their products through other channels, turning them into competitors rather than partners. If any of these risks materialize, we may not be able to develop alternative sources for these OEM products, which may cause our revenues to decline.

Our products are used in critical communications networks which may subject us to significant liability claims.

Since our products are used in critical communications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, any insurance policies we have may not adequately limit our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with our product specifications. If our products fail to conform to these specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend, and could divert management’s attention and seriously damage our reputation and our business.

Uncertainty and possible delays in deployment of advanced wireless and other networks could cause our revenues to be lower than expected.

Our sales depend on the deployment of advanced wireless networks and other networks. Any delay by wireless service providers in their network deployment schedules could result in lower than expected revenues for us, since these delays would also delay purchasing decisions by the wireless providers.

Due to the growing volume of our sales to developing countries, we are susceptible to a number of political and economic risks that could have a material adverse effect on our business, financial condition and results of operations.

A majority of our sales are made in countries in Asia, Africa, Europe and the Middle East. For the nine months ended September 30, 2007, sales in these regions accounted for approximately 72% of our revenues. As a result, the occurrence of any international, political or economic events that adversely affects our business could result in significant revenue shortfalls. Any such revenue shortfalls could have a material adverse effect on our business, financial condition and results of operations. The following are some of the risks and challenges that we face doing business internationally, several of which are more likely in the emerging markets than in other countries:

•	unexpected changes in regulatory requirements;

•	fluctuations in foreign currency exchange rates;

•	imposition of tariffs and other barriers and restrictions;

•	management and operation of an enterprise spread over various countries;

•	burden of complying with a variety of foreign laws;

•	general economic and geopolitical conditions, including inflation and trade relationships;

•	longer sales cycles;

•	difficulties in protecting intellectual property;

•	laws and business practices favoring local competitors;

•	demand for high-volume purchases with discounted prices;

•	payment delays and uncertainties; and

•	war and acts of terrorism.

We are increasingly engaged in supplying installation or turnkey projects for our customers which are subject to acceptance testing procedures. Any delay or failure in such acceptance tests would have a material adverse effect on our results of operations.

As we continue to expand our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in developing nations. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and testing services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could refuse to pay us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs, and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

If we fail to obtain regulatory approval for our products, or if sufficient radio frequency spectrum is not allocated for use by our products, our ability to market our products may be restricted.

Radio communications are subject to regulation in most jurisdictions and to various international treaties relating to wireless communications equipment and the use of radio frequencies. Generally, our products must conform to a variety of regulatory requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of those products. Also, these regulatory requirements may change from time to time, which could affect the design and marketing of our products as well as the competition we face from other suppliers’ products.

In addition, in most jurisdictions in which we operate, users of our products are generally required to either have a license to operate and provide communications services in the applicable radio frequency or must acquire the right to do so from another license holder. Consequently, our ability to market our products is affected by the allocation of the radio frequency spectrum by governmental authorities, which may be by auctions or other regulatory selection. These governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the lack of available radio frequency spectrum has inhibited the growth of wireless telecommunications networks. If sufficient radio spectrum is not allocated for use by our products, our ability to market our products may be restricted which would have a materially adverse effect on our business, financial condition and results of operations. Additionally, regulatory decisions allocating spectrum for use in wireless backhaul at frequencies used by our competitors’ products could increase the competition we face.

Other areas of regulation and governmental restrictions, including tariff on imports and technology controls on exports, could adversely affect our operations and financial results.

Our products may not meet the new European governmental regulations, including environmental standards, required for their sale, which may negatively affect our sales.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. On July 1, 2006, the new Restrictions of Hazardous Substances Directive took effect, a development which required us to modify certain of our products. In addition, the recently enacted Waste Electrical and Electronic Equipment Directive requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. If we fail to achieve and maintain compliance, we may be restricted from selling our products in the European Union, a development that could adversely affect our operating results.

Widespread use of wireless products may have health and safety risks.

Our wireless communications products emit electromagnetic radiation. In recent years, there has been publicity regarding the potentially negative direct and indirect health and safety effects of electromagnetic emissions from wireless telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market these products and, in turn, could harm our business and results of operations. Claims against other wireless equipment suppliers or wireless service providers could adversely affect the demand for our backhaul solutions.

Part of our inventory may be written off, which would increase our cost of revenues. In addition, we may be exposed to inventory-related losses on inventories purchased by our contract manufacturers.

In 2005, we wrote off excess inventory resulting from our decision to terminate a legacy product line, close our in-house production facilities and transfer production activities to our contract manufacturers. The result of the write-off in 2005 was a one-time charge to cost of revenues of approximately $7.1 million. Inventory of raw materials, work in-process or finished products may accumulate in the future, and we may encounter losses due to a variety of factors including:

•	new generations of products replacing older ones, as was the case in 2005;

•	the need of our contract manufacturers to order raw materials that have long lead times and our inability to estimate exact amounts and types of items thus needed, especially with regard to the frequencies in which the final products ordered will operate; and

•	changes in products because of technological advances and cost reduction measures.

Further, our inventory of finished products may accumulate as the result of cancellation of customer orders or our customers’ refusal to confirm the acceptance of our products.

Our contract manufacturers are required to purchase inventory based on manufacturing projections we provide to them. If our actual orders from our customers are lower than these manufacturing projections, our contract manufacturers will have excess inventory of raw materials or finished products which we would be required to purchase.

In addition, we require our contract manufacturers from time to time to purchase more inventory than is immediately required, and to partially assemble components, in order to shorten our delivery time in case of an increase in demand for our products. In the absence of such increase in demand, we may need to compensate our contract manufacturers.

If we are required to purchase excess inventory from our contract manufacturers or otherwise compensate our contract manufacturers for purchasing excess inventory, our business, financial condition, and results of operations could be materially adversely affected.

We also may purchase components or raw materials from time to time for use by our contract manufacturers in the manufacturing of our products. These purchases are based on our own manufacturing projections. If our actual orders are lower than these manufacturing projections, we may accumulate excess inventory which we may be required to write-off. If we are forced to write-off this inventory, our business, financial condition, results of operations could be materially adversely effected.

If we are unable to protect our intellectual property rights, our competitive position may be harmed.

Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. We currently rely upon a combination of trade secret, trademark and copyright laws, as well as contractual rights, to protect our intellectual property.

In addition, we have filed one non-provisional patent application and five provisional patent applications with the U.S. Patent and Trademark Office. Until recently, we have not aggressively pursued patent protection and consequently, our patent portfolio may not be as extensive as those of our competitors. As a result, we may have limited ability to assert any patent rights in negotiations with, or in to counterclaiming against, competitors who assert intellectual property rights against us.

We also enter into confidentiality, non-competition and invention assignment agreements with our employees and contractors engaged in our research and development activities, and enter into non-disclosure agreements with our suppliers and certain customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third-party development of similar technologies. Moreover, under current law, we may not be able to enforce the non-competition agreements with our employees to their fullest extent. We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law. Furthermore, we cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. Any such failure or inability to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

The wireless equipment industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. NEC, another wireless equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $450,000 and certain other cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. We are currently awaiting a response from NEC. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged. However, we are not able to estimate the outcome of the discussions with NEC, including whether there could be an adverse effect on our business. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Any such litigation or claim, including any litigation or claim resulting from NEC’s assertion, could result in substantial costs and diversion of resources. In the event of an adverse result of any such litigation, we could be required to pay substantial damages (including potentially treble damages and attorney’s fees should a court find such infringement willful), cease the use and licensing of allegedly infringing technology and the sale of allegedly infringing products and expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

If we fail to attract and retain qualified personnel, our business, operations and product development efforts may be materially adversely affected.

Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified personnel in all these areas. Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel due to compensation or other factors, our business, operations and product development efforts would suffer.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

In 2006, we derived the majority of our revenues in U.S. dollars. Although almost all of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in New Israeli shekels, or NIS, and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of salaries and related costs and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales.

We do not believe that during the year ended December 31, 2006 we were a passive foreign investment company, and based on our anticipated income, assets, activities and market capitalization, we do not expect to be classified as a PFIC for the year ending December 31, 2007. Foreign companies may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% or more of such company’s gross income is passive income, or at least 50% of the average value of all such company’s assets are held for the production of, or produce, passive income. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. These consequences may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.

It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for the taxable year ending December 31, 2007 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of our Annual Report on Form 20-F/A for the year ended December 31, 2006 entitled “U.S. Federal Income Tax Considerations,” which is incorporated by reference into this prospectus.

Risks Associated with Purchasing Ordinary Shares in this Offering

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our quarterly results are difficult to predict and may vary significantly from quarter to quarter. Most importantly, delays in product delivery or completion of a sale can cause our revenues and net income to fluctuate significantly from anticipated levels. Furthermore, we may temporarily reduce prices in response to competition or increase spending in order to pursue new market opportunities. Additionally, the following factors may also cause fluctuations in our quarterly results:

•	volume and timing of product orders received and delivered during the quarter;

•	the ability of our contract manufacturers to manufacture products on time;

•	the timing of when our customers provide acceptance certificates in turnkey projects;

•	timing of new product introductions by us or our competitors;

•	changes in the mix of products sold by us;

•	cost and availability of components and subsystems;

•	adoption of new technologies and industry standards;

•	competitive factors, including pricing, availability and demand for competing products;

•	ability of our customers to obtain financing to enable their purchase of our products;

•	fluctuations in foreign currency exchange rates;

•	worldwide regulatory developments; and

•	general economic conditions in the United States and internationally.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	announcements of technological innovations;

•	customer orders or new products or contracts;

•	competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	our earnings releases and the earnings releases of our competitors; and

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares following periods of volatility.

Due to the size of their shareholdings, Yehuda and Zohar Zisapel have influence over matters requiring shareholder approval.

Immediately following the consummation of this offering, Yehuda and Zohar Zisapel, who are brothers who do not have a voting agreement, will beneficially own, directly or through entities they control, an aggregate of 15.7% of our outstanding ordinary shares (15.3% of the outstanding ordinary shares if the underwriters exercise their option to purchase additional shares in full). As a result, these shareholders may influence the outcome of various actions that require shareholder approval.

Provisions of our Articles of Association, Memorandum of Association and Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

The Israeli Companies Law, or the Companies Law, generally provides that a merger be approved by the board of directors and by a majority of shareholders, and has specific provisions for determining the majority of the shareholder vote. However, with respect to companies such as ours which were incorporated prior to the effectiveness of the Companies Law, shareholder approval of a merger must be obtained by at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. Shareholders may resolve to lower this super-majority requirement; however, such a resolution must be approved by at least a 75% majority. Moreover, the modification of our Memorandum of Association requires a 75% majority vote, and such a requirement may subject certain types of merger transactions or other business combinations to the same super-majority approval requirements. Additionally, upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. Further, a merger generally may not be completed until the passage of certain time periods and in certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer. Our Articles of Association provide that our directors (other than the external directors) are divided into two classes: Class I and Class II. A director will generally serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. This election mechanism may discourage a takeover of our company.

Furthermore, certain provisions of other Israeli laws may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which could depress our share price. For example,

Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. In addition, a merger, which may include the acquisition of more than 25% of the share capital of our company, may be subject to approval by the Israeli Controller of Restrictive Trade Practices, who may impede or delay a merger in accordance with the Restrictive Trade Practices Law, 1988. Finally, we must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development of 1984 and regulations promulgated there under, which we refer to as the R&D Law, which may restrict our ability to consummate a merger or similar transaction.

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also invest in or acquire new businesses through mergers, stock or asset purchases, joint ventures and/or other strategic relationships. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to produce and sell our products. This could result in a decrease of our revenues.

Our principal offices and research and development facilities, and the majority of our contract manufactures’ facilities are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Consequently, political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election of representatives of the Hamas militant group to a majority of seats in the Palestinian Legislative Council in 2006 has created additional unrest and uncertainty in the region. The Hamas takeover of the Gaza Strip in June 2007 and its effective control of that area since have resulted in an escalation of unrest and violence in that area among Israel, the Palestinian Authority and other groups. Further, in July 2006 Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our and our major contract manufactures business conditions and could harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there have been sales opportunities that we could not pursue and there may be such opportunities in the future from which we will be precluded. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time and we cannot predict which countries, as well as whether certain companies and organizations, will be subject thereto. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

Some of our executive officers and employees in Israel are, unless exempt, obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. We believe that we have operated effectively given these requirements since we began operations. Nevertheless, the full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

We do not believe that the political and security situation in Israel has had any material impact on our business to date. However, we can give no assurance that it will not have such an effect in the future.

Since we received Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies outside of Israel.

We received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures in Israel through the end of 2006. We therefore must comply with the requirements of the R&D Law. Under the R&D Law, we cannot transfer technology developed with OCS grants, including by the sale of the technology, the grant of a license of such technology or the manufacture of a significant amount of our products that are based on such technology outside of Israel, unless we obtain the approval of an OCS committee. There is no assurance that we will receive such OCS approvals. Even if such OCS approvals are obtained, we may be required to pay additional royalties to the OCS or, in case of a transfer of the technology outside of Israel, a percentage of the consideration paid for such transfer equal to the ratio of the aggregate amount of OCS grants received by us and the aggregate amount of all cash investments made in our company, including the OCS grants. If we fail to comply with any of the requirements of the R&D Law and of those imposed by the OCS, we may be required to pay additional royalties to the OCS together with interest and penalties, and we may be subject to criminal charges. In addition, under the R&D Law, any non-Israeli who becomes a direct holder of 5% or more of our share capital is required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

In December 2006, we entered into an agreement with the OCS to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we are obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. We are also required to report our sales to the OCS on a semi-annual basis until the obligation is fully paid. As part of each report, we are required to calculate the amount we would be obligated to pay to the OCS if we had paid a royalty of approximately 3% on all our sales for such period. If the resulting amount is greater than one-sixth of our $11.9 million obligation to the OCS, we will be required to pay the excess amount at the time we provide our semi-annual revenue report to the OCS. However, any such payments will be credited against the last semi-annual payment to the OCS pursuant to our agreement so that our aggregate obligation to the OCS will not be increased. We entered into this agreement because we believe that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006 as part of our cost of revenues. As of September 30, 2007, we have paid $4.2 million pursuant to this agreement. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

The tax benefits to which we are currently entitled from our approved enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to investment programs at our facility in Tel Aviv. When we begin to generate taxable income from these approved enterprise programs, the portion of our income derived from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

The tax benefits available to approved enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability.

The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved program and the resulting tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. The amount, if any, by which our tax liability would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

It may be difficult to enforce a U.S. judgment against us, and our officers and directors named in this prospectus, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors.

We are incorporated under the laws of the State of Israel. Service of process upon us and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

•	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;

•	the judgment is executory in the state in which it was given;

•	the judgment is no longer appealable;

•	the judgment was not given by a court that is not competent to do so under the rules of private international law applicable in Israel;

•	there has been due process;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court or tribunal at the time the lawsuit is instituted in the U.S. court.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. The term “prejudice the sovereignty or security of the State of Israel” as used in the Israeli Law on Enforcement of Foreign Judgments has not been interpreted by Israeli courts. Furthermore, other authority under Israeli law with respect to such term is very limited, and does not provide guidance as to what criteria will be considered by an Israeli court in determining whether the enforcement of a foreign judgment would prejudice the sovereignty or security of the State of Israel.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made by us in this prospectus and other documents filed with the SEC that are not historical facts, or are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, or that relate to future plans, events or performances are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between a forward-looking statement and actual results can be material. Where, in any forward-looking statement, we express an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in any forward-looking statements is contained herein and from time to time in our periodic filings with the SEC, including under the captions “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” included in this prospectus and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F/A for the year ended December 31, 2006, which is incorporated into this prospectus by reference. See “Where You Can Find More Information” for information about how to obtain a copy of our Annual Report on Form 20-F/A and our other periodic filings with the SEC. Forward-looking statements also involve a number of risks and uncertainties, including, but not limited to, the risks described under the heading “Risk Factors” included in this prospectus. All of our forward-looking statements are qualified by and should be read in conjunction with those disclosures. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the ordinary shares offered by us will be approximately $75.7 million, based on the public offering price of $13.50 per share after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from the sale of the ordinary shares offered by this prospectus for general corporate purposes, including working capital. We may also invest in or acquire new businesses through mergers, stock or asset purchases, joint ventures and/or other strategic relationships. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including general economic and business conditions, our strategic plans, our financial results and condition and legal requirements.

PRICE RANGE OF THE ORDINARY SHARES

Our ordinary shares have been listed on the Nasdaq Global Market, or Nasdaq, since August 4, 2000 and on the Tel Aviv Stock Exchange, or TASE, since September 12, 2004, both under the symbol “CRNT.”

The table below sets forth the high and low market prices of our ordinary shares as reported on Nasdaq for the periods indicated through November 7, 2007:

	High	Low

2005
First Quarter	$6.77	$4.76
Second Quarter	5.46	4.10
Third Quarter	5.12	4.30
Fourth Quarter	4.80	3.40
2006
First Quarter	5.19	3.87
Second Quarter	5.59	4.10
Third Quarter	4.72	3.96
Fourth Quarter	5.74	4.18
2007
First Quarter	6.33	5.11
Second Quarter	11.86	5.55
Third Quarter	19.22	11.53
Fourth Quarter (through November 7, 2007)	21.89	13.96

The table below sets forth the high and low market prices for our ordinary shares on Nasdaq during the most recent six-month period:

	High	Low

May 2007	$9.64	$6.70
June 2007	11.86	9.16
July 2007	15.41	11.53
August 2007	18.60	12.58
September 2007	19.22	13.82
October 2007	21.89	15.22
November 2007 (through November 7, 2007)	17.99	13.96

The table below sets forth the high and low market prices for our ordinary shares on TASE for the periods indicated through November 7, 2007. The translation from NIS into U.S. dollars for the applicable period in the following two tables is based on the New York Composite Rate, as published by Bloomberg.

	High	Low

2005
First Quarter	$6.69	$4.86
Second Quarter	5.26	4.27
Third Quarter	5.07	4.29
Fourth Quarter	4.79	3.43
2006
First Quarter	5.08	3.72
Second Quarter	5.80	4.18
Third Quarter	5.03	3.71
Fourth Quarter	5.75	4.19
2007
First Quarter	6.35	5.12
Second Quarter	11.13	5.56
Third Quarter	19.00	11.29
Fourth Quarter (through November 7, 2007)	20.36	14.72

The table below sets forth the high and low market prices for our ordinary shares on TASE during the most recent six-month period:

	High	Low

May 2007	$9.24	$6.72
June 2007	11.13	9.19
July 2007	15.33	11.29
August 2007	18.48	13.01
September 2007	19.00	13.67
October 2007	20.36	15.19
November 2007 (through November 7, 2007)	18.80	14.72

On November 7, 2007, the last reported sale price for our ordinary shares on Nasdaq was $14.07 and on TASE was NIS 58.20. As of September 30, 2007, we had approximately 81 shareholders of record of our ordinary shares.

CAPITALIZATION

The following table sets forth our actual capitalization as of September 30, 2007 and as adjusted to give effect to the issuance by us of 6,000,000 ordinary shares and the application of the estimated net proceeds to be received by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us as if these events had occurred as of September 30, 2007. You should read this table together with our consolidated financial statements and notes thereto contained in and incorporated by reference in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
	(In thousands)

Cash and cash equivalents, short term bank deposits and short-term marketable securities	$36,094	$111,801

Shareholders’ equity:
Ordinary shares of NIS 0.01 per share par value:
Authorized: 40,000,000 shares and 60,000,000 shares as adjusted as of September 30, 2007; Issued and outstanding: 29,749,336 shares and 35,749,336 shares as adjusted as of September 30, 2007(1)	$73	$88
Additional paid-in capital	191,249	266,941
Accumulated other comprehensive income	97	97
Accumulated deficit	(124,991)	(124,991)

Total shareholders’ equity	66,428	142,135

Total capitalization	$66,428	$142,135

(1)	On October 25, 2007, our shareholders approved an increase in our registered share capital from 40,000,000 ordinary shares to 60,000,000 ordinary shares.

SELECTED FINANCIAL DATA

The selected financial data set forth below for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 were derived from our audited consolidated financial statements that are incorporated by reference to this prospectus. The selected financial information for the nine months ended September 30, 2006 and 2007 and as of September 30, 2007 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007. The selected consolidated financial information set forth below should read in conjunction with our historical consolidated financial statements and interim consolidated financial statements, the notes to those financial statements and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in this prospectus and included in the documents incorporated by reference in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenues	$54,831	$73,777	$108,415	$75,470	$115,743
Cost of revenues	32,227	52,487 (1)	80,776 (2)	49,314	73,952

Gross profit (loss)	22,604	21,290	27,639	26,156	41,791
Operating expenses:
Research and development	9,772	10,713	13,336	9,850	11,084
Less: grants and participations	2,293	1,752	1,543	1,543	—

Research and development, net	7,479	8,961	11,793	8,307	11,084
Selling and marketing	11,841	13,629	17,420	12,312	18,124
General and administrative	2,485	3,200	5,217	3,736	3,751
Settlement reserve	—	—	—	—	450	(3)

Total operating expenses(4)	21,805	25,790	34,430	24,355	33,409

Operating income (loss)	799	(4,500)	(6,791)	1,801	8,382
Financing income, net	674	607	1,284	868	326
Other income	141	66	47	—	—

Net income (loss)	1,614	(3,827)	(5,460)	2,669	8,708

Basic net earnings (loss) per share	$0.06	$(0.15)	$(0.20)	$0.10	$0.31
Diluted net earnings (loss) per share	$0.06	$(0.15)	$(0.20)	$0.09	$0.28
Weighted average number of shares used in computing basic earnings (loss) per share	25,066,937	26,137,121	26,728,053	26,602,155	28,526,786

Weighted average number of shares used in computing diluted earnings (loss) per share	28,069,844	26,137,121	26,728,053	28,177,826	30,806,976

(1)	Includes $7,082 related to a write-off of inventories and $390 related to the write-off of a long-term receivable.

(2)	Includes a one-time charge of $10,444 related to an agreement with the Office of the Chief Scientist to terminate our grant program.

(3)	Represents a settlement reserve expense we accrued in connection with an offer we made to NEC in response to NEC’s assertion that we have been using its intellectual property in certain of our products. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations.

(4)	Total share-based compensation expenses for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $374, $162, $1,712, $1,342 and $1,278, respectively.

	As of December 31,			September 30,
	2004	2005	2006	2007
				(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits, short-term marketable securities	$26,308	$19,886	$22,112	$36,094
Working capital	38,827	34,871	47,268	67,599
Total assets	73,111	73,992	96,351	124,528
Total long term liabilities	2,986	3,424	12,277	9,073
Shareholders’ equity	52,187	49,189	47,561	66,428

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our interim consolidated financial statements, our historical consolidated financial statements, the notes related to those financial statements and the “Selected Financial Data” included elsewhere in this prospectus and included in the documents incorporated by reference in this prospectus. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this prospectus. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Overview

We are a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Our backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. We design our solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH networks, next generation Ethernet/Internet Protocol, or IP-based networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries.

We have grown our revenues from $34.4 million for the year ended December 31, 2003 to $108.4 million for the year ended December 31, 2006, representing a 47% CAGR. For the nine months ended September 30, 2007, our revenues were $115.7 million, an increase of 53% from the same period in the prior year. In 2006, approximately 38% of our revenues was derived from customers in Europe, the Middle East and Africa, 30% from customers in Asia Pacific and 26% from customers in North America. In the nine months ended September 30, 2007, approximately 32% of our revenues was derived from customers in Europe, the Middle East and Africa, 40% from customers in Asia Pacific and 24% from customers in North America.

We were incorporated under the laws of the State of Israel on July 23, 1996 as Giganet Ltd. and we changed our name to Ceragon Networks Ltd. on August 22, 2000. From 1996 until the second half of 1998 when we commenced commercial sales of our product solutions, we focused our efforts on developing our wireless backhaul product offerings and technologies. We completed the initial public offering of our ordinary shares in August 2000.

Industry Trends

Current industry trends in the market for wireless backhaul equipment present us with significant opportunities to continue to increase our revenues. At the same time market trends have placed, and will continue to place, pressure on the selling prices for our products and on our gross margins. Our objective is to continue to meet the rising demand for our solutions while at the same time increasing our profitability. We seek to achieve this objective by constantly reviewing and improving upon our execution in, among others, development, manufacturing and sales and marketing. Set forth below is a more detailed discussion of the trends affecting our business:

•	Growing Number of Global Wireless Subscribers. Growth in the number of global wireless subscribers is being driven by the availability of inexpensive cellular phones and more affordable wireless service, particularly in developing countries and emerging markets, and is being addressed by expanding wireless networks and by building new networks.

•	Increasing Demand for Premium Mobile Data Services. Wireless service providers are facing increasing demand from subscribers for premium mobile data services, including Internet browsing, music and video.

•	Transition to IP-based Networks. Wireless service providers are beginning to deploy all-IP networks and upgrade their infrastructure to interface with an IP-based core network in order to increase network efficiency, lower operating costs and more effectively deliver high-bandwidth data services.

We are also experiencing pressure on our sale prices as a result of several factors:

•	Increased Competition: Our target market is characterized by vigorous, worldwide competition for market share and rapid technological development. These factors have resulted in aggressive pricing practices and downward pricing pressures, and growing competition from both start-up companies and well-capitalized telecommunication systems providers.

•	Regional Pricing Pressures: In recent years we have increased sales of our products in India and other parts of Asia in response to the rapid build-out of cellular networks in those regions. For the nine months ended September 30, 2007, 40% of our revenues were earned in the Asia/Pacific region. Sales of our products in these markets are generally at lower gross margins in comparison to other regions.

•	Transaction Size: Competition for larger equipment orders is increasingly intense since the number of large equipment orders in any year is limited. Consequently, we generally experience greater pricing pressure when we compete for larger orders as a result of this increased competition and demand from purchasers for greater volume discounts. As an increasing portion of our revenues is derived from large orders, we believe that our business will be more susceptible to these pressures.

•	Increased Sales Through OEMs: Sales through our OEM relationships result in lower gross margins than sales directly to end-users through distributors and re-sellers. By selling our products to OEMs, we rely in part on the sales and marketing efforts of the OEMs, as well as on their post-sale support. For the nine months ended September 30, 2007, approximately 23% of our sales was to our three OEMs of wireless equipment, rather than directly to end-users. We anticipate that sales to OEMs will become an increasing part of our business in the future.

Although we have successfully reduced the cost of producing our equipment and continue to focus on operational improvements, these price pressures may have a negative impact on our gross margins.

As we continue to expand our geographic footprint, we are increasingly engaged in supplying installation and other services for our customers, often in developing nations. In this context, we may act as prime contractor and equipment supplier for network build-out projects, providing installation, supervision and testing services required for these projects, or we may provide such services and equipment for projects handled by system integrators. In such cases, we typically bear the risks of loss and damage and title to our products until the customer has issued an acceptance certificate upon successful completion of acceptance tests. If our products are damaged or stolen, or if the network we install does not pass the acceptance tests, the end user or the system integrator, as the case may be, could refuse to pay us and we would incur substantial costs, including fees owed to our installation subcontractors, increased insurance premiums, transportation costs and expenses related to repairing or manufacturing the products. Moreover, in such a case, we may not be able to repossess the equipment, thus suffering additional losses.

Finally, our revenues have grown rapidly over the last several years and we cannot assure you that we will be able to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth.

Certain Issues Affecting our Results of Operations

In 2005, we wrote off excess inventory resulting from our decision to terminate a legacy product line, close our in-house production facilities and transfer production activities to our contract manufacturers. The result of the write-off in 2005 was a one-time charge to our cost of revenues of approximately $7.1 million.

In December 2006, we entered into an agreement with the Israeli Office of the Chief Scientist, or OCS, to conclude our research and development grant programs sponsored by the OCS. Under the agreement, we are obligated to repay the OCS approximately $11.9 million in outstanding grants, in six semiannual installments from 2007 through 2009. We are also required to report our sales to the OCS on a semi-annual basis until the obligation is fully paid. As part of each report, we are required to calculate the amount we would be obligated to pay to the OCS if we had paid a royalty of approximately 3% on all our sales for such period. If the resulting amount is greater than one-sixth of our $11.9 million obligation to the OCS, we will be required to pay the excess amount at the time we provide our semi-annual revenue report to the OCS. However, any such payments will be credited against the last semi-annual payment to the OCS pursuant to our agreement so that our aggregate obligation to the OCS will not be increased. We entered into this agreement because we believe that accelerating the interest-bearing royalty payments to the OCS would reduce our aggregate interest payments relating to the repayment of the grants. The agreement with the OCS will impact our future results of operations in two respects: first, we will no longer receive additional grants from the OCS, which would have offset our research and development costs; second, we will no longer record expenses relating to royalty payments to the OCS. As a result of our agreement with the OCS, we recorded non-recurring expenses of $10.4 million in 2006. As of September 30, 2007, we have paid $4.2 million pursuant to this agreement. Our agreement with the OCS does not amend the terms of the OCS grants we received, and does not release us from continued compliance with the provisions of the R&D Law.

NEC, another wireless equipment provider, has asserted that we have been using its intellectual property in certain of our products, and we are in discussions concerning NEC’s allegation. On August 8, 2007, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $0.45 million and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. We are currently awaiting a response from NEC. As a result of this offer, we have accrued a settlement reserve expense during the nine months ended September 30, 2007. We believe that our products do not infringe NEC’s patents and that we have meritorious defenses if infringement is alleged.

Results of Operations

Revenues.  We generate revenues primarily from the sale of our products, and, to a lesser extent, services. We recognize revenues from the sale of our products in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” and the Financial Accounting Standards Board’s, or the FASB’s, Emerging Issue Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Elements.” We price our products on a per unit basis according to a price list. However, the final price to the customer may vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues.  Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, component and material costs, labor costs, estimated warranty costs, costs related to management of our supply chain, shipping and, through the end of 2006, royalties to the Israeli Government in connection with grants we received from the OCS. In addition, we pay fees to subcontractors relating to installation services with respect to our products.

Operating Expenses

Research and Development Expenses.  Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. Until 2007, research and development expenses were offset by grants from the OCS. We recognized such grants at the time we were entitled to them on the basis of the costs incurred and included these grants as a deduction from research and development expenses. We no longer intend to receive grants from the OCS. We believe continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses.  Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of compensation and related costs for executive, finance and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial Income, Net.  Our financial income, net, consists primarily of interest earned on bank deposits and marketable securities, gains and losses arising from the remeasurement of monetary balance sheet items denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity and fees and commissions paid to banks.

Taxes.  Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. As of December 31, 2006, the end of our last fiscal year, our net operating loss carry forwards amounted to approximately $81 million for Israeli tax purposes and $8.0 million for U.S. tax purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

Our management believes the accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Inventory valuation;

•	Provision for doubtful accounts; and

•	Stock-based compensation expense.

Revenue recognition.  We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” which is commonly referred to as SAB 104, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. When a right of return exists, we create a provision for returns in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition when Right of Return Exists”. When sale arrangements include a customer acceptance provision with respect to products, we do not recognize revenues before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied or that the acceptance provision has lapsed. When we provide both products and post-delivery installation services which are not essential to the functionality of the equipment, we defer recognition of the fair value of the installation services (but not less than the amount contingent upon completion of installation or acceptance, if any) to the period in which such installation occurs. Our typical product warranty is between 12 to 36 months at no extra charge. We accrue for provision for warranty costs based on our historical experience. To assess the probability of collection for revenue recognition purposes, we analyze our historical collection experience, current economic trends and the financial position of our customers. On the basis of these criteria, we decide whether revenue recognition should be deferred.

Inventory valuation.  Our inventories are stated at the lower of cost or market value. Cost is determined by using the moving average cost method. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of slow-moving items and sales levels by product and projections of future demand. If needed, we write off inventories that are considered obsolete or excessive. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of revenues in the period the revision is made.

Provision for doubtful accounts.  We perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. Allowance for doubtful accounts is made based upon a specific review of all the outstanding invoices. In determining the provisions, we analyze our historical collection experience, current economic trends and the financial position of our customers. In addition, we include a general provision for doubtful debts based on the age of the debts and on management’s past experience in collecting such receivables. We also insure certain trade receivables under credit insurance policies. If the financial condition of our customers deteriorates, our revenues might be limited and additional allowances might be required. As of September 30, 2007, our allowance for doubtful accounts was $1.2 million and our trade receivables were $35.4 million. Historically, our provision for doubtful accounts have been sufficient to account for our bad debts.

Stock-based compensation expense.  On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated grant date fair values for all share-based payment awards made to employees and directors. For periods beginning in fiscal 2006, SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, under which we previously accounted for our share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123.

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under that transition method, compensation cost recognized in 2006 included compensation cost for all share-based payments that were ultimately expected to vest (a) based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 for awards granted prior to, but not yet vested as of January 1, 2006, and (b) based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) for awards granted subsequent to January 1, 2006. Results for prior periods have not been restated.

We selected the binomial option pricing model as the most appropriate fair value method for our share options awards based on the market value of the underlying shares at the date of grant. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures and on management’s estimates.

Stock-based compensation expense recognized under SFAS 123(R) was $1.3 million for the nine months ended September 30, 2007.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	58.8	71.1	74.5	65.3	63.9

Gross profit	41.2	28.9	25.5	34.7	36.1

Operating expenses:
Research and development	17.8	14.5	12.3	13.0	9.6
Less: Grants and participations	4.2	2.4	1.4	2.0	0.0

Research and development, net	13.6	12.1	10.9	11.0	9.6
Selling and marketing	21.6	18.5	16.1	16.3	15.7
General and administrative	4.5	4.3	4.8	5.0	3.2
Settlement Reserve	—	—	—	—	0.4

Total operating expenses	39.8	35.0	31.8	32.3	28.9

Operating income (loss)	1.5	(6.1)	(6.3)	2.4	7.2
Financial income, net	1.2	0.8	1.2	1.2	0.3
Other income	0.3	0.1	0.1	0.0	0.0

Net income (loss)	2.9%	(5.2)%	(5.0)%	3.5%	7.5%

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2007

Revenues.  Revenues increased from $75.5 million for the nine months ended September 30, 2006 to $115.7 million for the nine months ended September 30, 2007, an increase of $40.2 million, or 53%. This increase was attributable primarily to increased sales of our products to wireless service providers, in particular through our OEM channels, mainly within the Asia/Pacific region. Revenues in the Asia/Pacific region increased to $45.9 million in the nine months ended September 30, 2007 as compared to $22.6 million in the nine months ended September 30, 2006. The increase in revenues in the Asia/Pacific region was primarily due to deployment of new cellular networks and the related growth in the number of mobile subscribers in the region. As a percentage of revenues, sales in the Asia/Pacific region increased to 40% in the nine months ended September 30, 2007 from 31% in the nine months ended September 30, 2006.

Cost of Revenues.  Cost of revenues increased from $49.3 million for the nine months ended September 30, 2006 to $74.0 million for the nine months ended September 30, 2007, an increase of $24.7 million, or 50%. This increase was attributable to increased products purchased from our contract manufacturers in connection with our increased revenues, as well as additional shipping costs that we incur primarily as part of the turnkey projects in which we are increasingly engaging.

Gross Profit.  Gross profit as a percentage of revenues increased from 35% for the nine months ended September 30, 2006 to 36% for the nine months ended September 30, 2007. The increase resulted from:

•	execution of our cost reduction plan for our manufactured products; and

•	the termination, pursuant to our agreement with the OCS, of our payments of royalties to the OCS equal to approximately 3% of our sales.

These factors were partially offset by increased revenues from (i) sales to OEMs which have lower gross margin than our direct sales, (ii) sales to customers in certain Asian countries, especially India, which have lower gross margins than sales in other regions, and (iii) larger customer orders which typically involve volume discounts that result in lower gross margins.

Research and Development Expenses, Net.  Our gross research and development expenses increased from $9.9 million for the nine months ended September 30, 2006 to $11.1 million for the nine months ended September 30, 2007, an increase of $1.2 million, or 13%. The increase in our gross research and development expenses was attributable primarily to the increase in salaries paid to our research personnel and related costs. During the nine months ended September 30, 2006, $1.5 million in research and development grants from the OCS were credited against our research and development expenses. During the nine months ended September 30, 2007, we did not receive any grants from the OCS. Our net research and development expenses thus increased from $8.3 million for the nine months ended September 30, 2006 to $11.1 million for the nine months ended September 30, 2007, an increase of $2.8 million, or 33%. As a percentage of revenues, research and development expenses, net decreased to 10% in the nine months ended September 30, 2007 compared to 11% for the same period in 2006.

Selling and Marketing Expenses.  Selling and marketing expenses increased from $12.3 million for the nine months ended September 30, 2006 to $18.1 million for the nine months ended September 30, 2007, an increase of $5.8 million, or 47%. This increase was attributable primarily to the salaries and related costs associated with hiring of additional personnel and an increase in commissions paid to our sales and marketing staff as a result of our increased sales in the aggregate amount of $3.0 million, an increase of $1.1 million in travel expenses associated with higher sales and marketing expenses and an increase of $0.4 million in third party agent’s commissions, especially in the Asia/Pacific region. As a percentage of revenues, selling and marketing expenses were 16% in each of the nine months ended September 30, 2007 and 2006.

General and Administrative Expenses.  General and administrative expenses remained stable at $3.7 million for each of the nine months ended September 30, 2006 and 2007. As a percentage of revenues, general and administrative expenses decreased to 3% in the nine months ended September 30, 2007 compared to 5% for the same period in 2006.

Settlement Reserve.  On August 8, 2007, in response to NEC’s assertion that we have been using its intellectual property in certain of our products, we made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $0.45 million and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. As a result of this offer, we accrued a settlement reserve expense of $0.45 million for the nine months ended September 30, 2007.

Financial Income, Net.  Financial income, net decreased from $0.9 million for the nine months ended September 30, 2006 to $0.3 million for the nine months ended September 30, 2007, a decrease of $0.6 million or 62%. This decrease was attributable primarily to interest expense in the amount of $0.4 million incurred in connection with our liability to the OCS pursuant to our agreement with the OCS in the nine months ended September 30, 2007. As a percentage of revenues, financial income, net decreased to 0.3% in the nine months ended September 30, 2007 compared to 1% for the same period in 2006.

Net Income.  Net income increased from $2.7 million for the nine months ended September 30, 2006 to $8.7 million for the nine months ended September 30, 2007, an increase of $6.0 million, or 226%. As a percentage of revenues, net income increased to 8% in the nine months ended September 30, 2007 compared to 4% for the same period in 2006.

Year ended December 31, 2005 compared to year ended December 31, 2006

Revenues.  Revenues increased from $73.8 million for the year ended December 31, 2005 to $108.4 million for the year ended December 31, 2006, an increase of $34.6 million, or 47%. This increase was attributable primarily to increased sales of our products to our customers as well as increased sales via our OEM channels, mainly within the Asia/Pacific region. Revenues in the Asia/Pacific region increased to $32.4 million for the year ended December 31, 2006 as compared to $9.9 million for the year ended December 31, 2005. The increase of revenues in the Asia/Pacific region resulted primarily from the growing build-out of new cellular networks and growth in the number of mobile subscribers.

Cost of Revenues.  Cost of revenues increased from $52.5 million for the year ended December 31, 2005 to $80.8 million for the year ended December 31, 2006, an increase of $28.3 million, or 54%. This increase was attributable to two factors: increased materials purchased in connection with our increased revenues; and a non- recurring expense of $10.4 million related to the termination of our participation in the OCS grant program. As a result of the OCS agreeing to terminate the program, we undertook to repay the OCS the amount of the outstanding grants in semiannual installments from 2007 through 2009.

Gross Profit.  Gross profit as a percentage of revenues decreased from 29% for the year ended December 31, 2005 to 26% for the year ended December 31, 2006. The decrease resulted from:

•	the non-recurring expense which we incurred as a result of the termination of our participation in the OCS grant program;

•	increased revenues from sales to OEMs that have lower gross margins than direct sales;

•	increased revenues from sales to customers in certain Asian countries, especially India, that have lower gross margins than sales in other regions; and

•	increased revenues form larger customer orders, which typically involve volume discounts that result in lower margins.

Research and Development Expenses, Net.  Our gross research and development expenses increased from $10.7 million for the year ended December 31, 2005 to $13.3 million for the year ended December 31, 2006, an increase of $2.6 million, or 25%. The increase in our gross research and development expenses was attributable primarily to an increase of salaries paid to our research personnel and related costs in the amount of $0.5 million and the increase of our research and development activities with subcontractors in the amount of $1.3 million. During the year ended December 31, 2006, $1.5 million in research and development grants from the OCS were credited against our research and development expenses, compared to $1.8 million during the year ended December 31, 2005. Our net research and development expenses thus increased from $9.0 million for the year ended December 31, 2005 to $11.8 million for the year ended December 31, 2006, an increase of $2.8 million, or 32%. As a percentage of revenues, research and development expenses, net decreased to 11% in 2007 compared to 12% in 2006.

Selling and Marketing Expenses.  Selling and marketing expenses increased from $13.6 million for the year ended December 31, 2005 to $17.4 million for the year ended December 31, 2006, an increase of $3.8 million, or 28%. This increase was attributable primarily to an increase of salaries and related costs, mainly due to the hiring of additional personnel, in the amount of $1.3 million and an increase in sales and agent commissions in the amount of $1.3 million. As a percentage of revenues, selling and marketing expenses decreased to 16% in 2007 compared to 19% for 2006.

General and Administrative Expenses.  General and administrative expenses increased from $3.2 million for the year ended December 31, 2005 to $5.2 million for the year ended December 31, 2006, an increase of $2.0 million, or 63%. This increase was attributable primarily to an increase in salaries paid to employees and related costs in the amount of $0.6 million and the recording of stock-based compensation expenses as a result of adopting SFAS 123(R) in the amount of $0.8 million. As a percentage of revenues, general and administrative expenses increased to 5% in 2007 compared to 4% in 2006.

Financial Income, Net.  Financial income, net increased from $0.6 million for the year ended December 31, 2005 to $1.3 million for the year ended December 31, 2006, an increase of $0.7 million, or 112%. This increase was attributable primarily to interest income earned on marketable securities and deposits in the amount of $0.2 million, resulting from an increase in interest rates in 2006 compared with 2005 and to net gain resulting from currency fluctuations in the amount of $0.3 million.

Net Loss.  We recorded a net loss in 2006 of $5.5 million as compared with a net loss in 2005 of $3.8 million, primarily due to the one-time charge of $10.4 million related to the termination of our participation in the OCS grant program.

Liquidity and Capital Resources

Since our initial public offering in August 2000, we have financed our operations primarily through the proceeds of that initial public offering and through royalty-bearing grants from the OCS. In the initial public offering, we raised $97.8 million; and through September 30, 2007, we received a total of $18.5 million from the OCS.

As of September 30, 2007, we had approximately $36.1 million in cash and cash equivalents, short-term bank deposits and short-term marketable securities.

As of September 30, 2007, our cash investments were comprised of the following: 76% consisted of highly liquid investments with original maturities of up to three months, and 22% consisted of deposits and marketable securities with original maturities of up to one year and a minimum credit rating of AA-/Aa3. The remaining balance of our assets was invested in bank deposits and corporate debt securities with maturities of up to three years, carrying a minimum rating of AA-/Aa3. Substantially all of these investments were in U.S. dollars.

As of September 30, 2007, our principal commitments consisted of $3.3 million for obligations outstanding under non-cancelable operating leases and approximately $8.5 million payable to the OCS pursuant to the agreement we entered into with the OCS.

Our capital requirements are dependent on many factors, including working capital requirements to finance our growth, the level of our gross profit and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. We expect that our capital expenditures will total approximately $3.0 million in 2007. We anticipate that these capital expenditures will be primarily for the purchase of testing equipment and office equipment.

We believe that current cash and cash equivalent balances, short-term bank deposits and short-term marketable securities will be sufficient for our requirements through at least the next 12 months.

Net cash provided by operating activities was approximately $1.1 million for the nine months ended September 30, 2007. Net cash used by operating activities was $4.3 million for the nine months ended September 30, 2006. In the nine months ended September 30, 2007, our cash provided by operating activities was impacted by:

•	our net income of $8.7 million;

•	a $7.5 million increase in trade payables, which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers;

•	a $1.6 million increase in other accounts payable and accrued expenses, which was primarily attributable to employee accruals; and

•	a $3.5 million increase in deferred revenues, which were primarily attributable to increased advance payments from customers received as a result of our increasing participation in turnkey projects.

These factors were partially offset by:

•	a $6.8 million increase in trade receivables, which were primarily attributable our increased revenues;

•	an $11.8 million increase in inventories, which was primarily attributable to an increase in finished goods; and

•	a $3.7 million decrease in other long-term payables as a result of two installment payments to the OCS pursuant to the termination of the OCS grant program.

In the nine months ended September 30, 2006, our cash used in operating activities was impacted by:

•	a $11.7 million increase in trade receivables which was primarily attributable to our increased revenues;

•	a $5.2 million increase in inventories that was primarily attributable to an increase in finished goods; and

•	a $2.1 million increase in other accounts receivable and prepaid expenses primarily attributable to our anticipated receipt of an OCS grant.

These factors were partially offset by:

•	our net income of $2.7 million;

•	$1.3 million of stock based compensation expenses as a result of the application of SFAS 123(R);

•	a $6.9 million increase in trade payables which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers; and

•	a $1.5 million increase in deferred revenues, which was primarily attributable to increased advance payments from customers received as a result of our increasing participation in turnkey projects.

•	a $1.0 million increase in other accounts payable and accrued expenses which was primarily attributable to employee reimbursement for travel-related expenses and other employee accruals.

Net cash used in operating activities was approximately $4.4 million for the year ended December 31, 2006, $4.3 million for the year ended December 31, 2005 and $1.7 million for the year ended December 31, 2004. In 2006, our cash used in operating activities was affected by:

•	our net loss of $5.5 million;

•	a $12.4 million increase in trade receivables which was primarily attributable to our increased revenues; and

•	an $11.2 million increase in inventories which was primarily attributable to an increase in finished goods.

These factors were partially offset by:

•	a $9.8 million increase in trade payables which was primarily attributable to growth in the volume of our sales and related purchases of products from our contract manufacturers; and

•	a $7.9 million increase in short- and long-term payables attributable to our termination of the OCS grant program.

In 2005, our cash used in operating activities was affected by:

•	our net loss of $3.8 million; and

•	an $8.1 million increase in trade receivables which was mainly attributable to an increase in our revenues.

These factors were partially offset by:

•	a $3.0 million increase in trade payables; and

•	a $2.9 million decrease in inventories mainly attributed to an inventory write off.

Net cash provided by investing activities was approximately $4.4 million for the nine months ended September 30, 2007 and $3.3 million for the nine months ended September 30, 2006. In the nine months ended September 30, 2007, our cash generated from investing activities resulted from $3.8 million in maturities from short-term and long-term bank deposits and $3.3 million in proceeds from maturities in held-to-maturity marketable securities, which were partially offset by the purchase of property and equipment in the amount of $2.2 million and investments in held-to-maturity marketable securities of $0.5 million. In the nine months ended September 30, 2006, our cash generated from investing activities resulted from $2.2 million of proceeds from maturities of short-term and long-term bank deposits and $4.9 million of proceeds from held-to-maturity marketable securities, which were partially offset by the purchase of property and equipment in the amount of $0.8 million and investments in held-to-maturity marketable securities of $3.0 million.

Net cash provided by investing activities was approximately $2.1 million for the year ended December 31, 2006 and $2.7 million for the year ended December 31, 2005. In the year ended December 31, 2006, our cash generated from investing activities resulted from $2.5 million in proceeds from maturities of long-term bank deposits and $5.5 million in proceeds from held-to-maturity marketable securities which were partially offset by investments in short-term bank deposits in the amount of $1.4 million, investments in available-for-sale marketable securities in the amount of $3.1 million and the purchase of property and equipment in the amount of 1.4 million. In the year ended December 31, 2005, our cash generated from investing activities resulted from $9.2 million in proceeds from maturities of held-to-maturity marketable securities and $2.6 million in proceeds from short-term bank deposits which partially offset by investments in long-term bank deposits in the amount of $3.3 million, investment in available-for-sale marketable securities in the amount of $4.8 million and the purchase of property and equipment in the amount of $0.9 million.

Net cash provided by financing activities was approximately $8.8 million for the nine months ended September 30, 2007 and $0.7 million for the nine months ended September 30, 2006. Net cash provided by financing activities was approximately $2.1 million for the year ended December 31, 2006 and $0.7 million for the year ended December 31, 2005. For each period, our financing activities provided cash as a result of proceeds from exercises of share options by employees.

Impact of Inflation and Currency Fluctuations

We typically derive the majority of our revenues in U.S. dollars. Although the majority of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in Israeli shekels and to a significantly lesser extent in Euros. Our shekel-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. Transactions and balances in currencies other than U.S. dollars are remeasured into U.S. dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from remeasurement are recorded a financial income or expense, as applicable.

The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our results.

The following table presents information about the rate of inflation in Israel and the rate of devaluation (or in 2003, 2004, 2006 and the nine months ended September 30, 2007, appreciation) of the NIS against the dollar.

	Israeli Inflation	NIS Devaluation
Year Ended December 31,	Rate%	(Appreciation)%

2002	6.5	7.3
2003	(1.9)	(7.6)
2004	1.2	(1.6)
2005	2.4	6.8
2006	(0.1)	(8.2)
Nine months ended September 30, 2007	2.3	(5.0)

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in NIS, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of our unlinked NIS expenses. Part of our revenues and expenses in Europe are received or incurred in Euros. We are exposed to the risk of an appreciation of the Euro if our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the dollar value of our sales.

Since exchange rates between the NIS and the dollar, and between the Euro and the dollar, fluctuate continuously, exchange rate fluctuations would have an impact on our results and period-to-period comparisons of our results. We reduce this currency exposure by entering into hedging transactions. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. For a discussion of our hedging transactions, please see Item 11 of our Annual Report on Form 20-F/A for the year ended December 31, 2006 incorporated by reference into this prospectus.

Off Balance Sheet Arrangements

We are not party to any material off-balance shield arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent liabilities.

Contractual Obligations

Our contractual commitments were comprised of the following as of September 30, 2007:

	Payments due by period
					More than
	Total	Less Than 1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of dollars)

Operating lease obligations(1)	3,287	606	2,259	422	—
Purchase obligations(2)	35,700	35,700	—	—	—
Obligation to OCS	8,524	4,262	4,262	—	—
Other commitment(3)	1,828	—	—	—	1,828

Total	49,339	40,568	6,521	422	1,828

(1)	Consists of operating leases for our facilities and for vehicles.

(2)	Consists of all outstanding purchase orders for our products from our suppliers.

(3)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of September 30, 2007 was approximately $4.8 million, of which approximately $3.0 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $1.8 million.

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, an interpretation of FASB Statement 109, “Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. We are subject to tax assessment for the tax year 2002 and all subsequent years for Israeli tax purposes. We are also subject to examination in various state jurisdictions, none of which was individually material. We adopted this new interpretation effective January 1, 2007. The adoption of FIN 48 did not have a significant impact on our consolidated financial position, results of operations or liquidity.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have any impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, or SFAS 157. This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact that SFAS 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS 159. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently assessing the impact that SFAS 159 will have on our consolidated financial statements.

MANAGEMENT

Name	Age	Position

Zohar Zisapel	58	Chairman of the Board of Directors
Ira Palti	50	President and Chief Executive Officer
Naftali Idan	55	Executive Vice President and Chief Financial Officer
Shlomo Tenenberg	52	Executive Vice President, Worldwide Marketing and Sales
Hillik Rave	55	Executive Vice President, Worldwide Operations
Sharon Ganot	38	Vice President, Human Resources
Udi Gordon	40	Executive Vice President, Research and Development
Norman Kotler	55	General Counsel and Corporate Secretary
Joseph Atsmon	58	Director
Yael Langer	42	Director
Yair E. Orgler	68	Director
Avi Patir	59	Director

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of several private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. and of several private companies. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Ira Palti has been our President and Chief Executive Officer since August 2005. From January 2003 to August 2005, Mr. Palti was Chief Executive Officer of Seabridge Ltd., currently an NSN company, that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the Chief Operating Officer of VocalTec Communications Ltd., responsible for sales, marketing, customer support and product development. Among the positions he held before joining VocalTec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel. Mr. Palti received a B.Sc. in mathematics and computer science (magna cum laude) from Tel Aviv University.

Naftali Idan has served as our Executive Vice President and Chief Financial Officer since August 2004. Prior to joining our company, Mr. Idan was Senior Vice President, Chief Financial Officer in Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he was the Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. Prior to joining Tecnomatix, Mr. Idan was with Optrotech Ltd. from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its US subsidiary. Prior to that, Mr. Idan served in various financial roles in both U.S. and Israeli firms. Mr. Idan received a B.A. in accounting and economics from Tel Aviv University in Israel and an M.B.A. from De Paul University in Chicago, and is a certified public accountant in Israel.

Shlomo Tenenberg has served as our Executive Vice President, Worldwide Marketing and Sales since October 2002. From July 1998 until October 2002, he served as our Vice President of Marketing and Sales. From March 1994 to July 1998, Mr. Tenenberg served as the Vice President of Nexus Telocation Systems Ltd. From October 1989 until March 1994, Mr. Tenenberg was the Marketing Manager at ECI Telecom Ltd. Mr. Tenenberg received a B.Sc. in electrical engineering and electronics from Ben Gurion University and an M.B.A. from Tel Aviv University.

Hillik Rave has served as our Executive Vice President, Worldwide Operations since December 2005. Prior to joining the Company, Mr. Rave served as Vice President of Operations & Engineering at ECI Telecom Ltd. in its Optical Networks Division from 2000 to 2005. From 1996 to 2000 he served as Associate Vice President, Commercial at ECI Telecom. Prior to joining ECI Telecom, he held management positions at

Telrad, Rabintex, Scitex and ATA from 1985 to 1996. Mr. Rave received a B.A. in industrial engineering and an M.B.A. in Business and Industrial Management from Ben-Gurion University.

Sharon Ganot has served as our Vice President, Human Resources since March 2000. From December 1999 until March 2000, Ms. Ganot was the manager of our human resources department. From April 1994 until December 1999, she was a personnel recruiter and training manager with RAD Data Communications Ltd. Ms. Ganot received a B.A. in psychology and an M.A. in industrial studies from Tel Aviv University.

Udi Gordon has served as our Vice President, Research and Development since July 2003. From 1997 until June 2003, he served as a senior manager in our research and development department. From 1990 until 1997, Mr. Gordon served in the electronic research and development department in the Israeli Ministry of Defense. Mr. Gordon received a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology (cum laude), and an M.B.A. from Bar-Ilan University.

Norman Kotler has served as our General Counsel and Corporate Secretary since August 2004. Prior to joining our company, Mr. Kotler was General Counsel and Corporate Secretary at Sapiens International Corporation N.V. from 2003 to 2004, and he held the same title at Aprion Digital Ltd. from 2001 to 2003. From 1989 to 2001, Mr. Kotler was the chief legal advisor at ECI Telecom Ltd., his last position there being Associate Vice President, Legal Affairs and Corporate Secretary. Before joining ECI Telecom, Mr. Kotler was associated with law firms in Israel and in Phoenix, Arizona. Mr. Kotler received a J.D. from University of Arizona, an M.A. in history from University of Toronto and a B.A. in history from York University (Toronto).

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001, of RADVision Ltd. since June 2003 and of VocalTec Communications Ltd. since December 2005. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Marketplace Rules, or the Nasdaq Rules, and is our audit committee chairman and financial expert.

Yael Langer has served as a director since December 2000. Ms. Langer served as our general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer received an LL.B. from the Hebrew University in Jerusalem.

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University, or the Recanati School. From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Bank Hapoalim, B.M., Israel Chemicals Ltd., Atidim, Dead Sea Bromine Company Ltd., Bromine Compounds Ltd. and Itamar Medical Ltd. Other public positions held by Prof. Orgler in recent years include: Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules.

Avi Patir has served as an external director since March 2007. Mr. Patir is the President for Mobile Broadband (WiMAX) at MIRS Communications Ltd., a wholly-owned subsidiary of Motorola Israel Ltd. From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” — The Israel Telecommunication Corp. Limited, or Bezeq. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills, the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Prior to that, Mr. Patir served for many years in the Israeli Defense Forces, retiring as a full Colonel. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications and Satlink Communications. Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules.

PRINCIPAL AND SELLING SHAREHOLDERS

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of September 30, 2007 with respect to:

•	each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares;

•	the selling shareholder;

•	our directors and officers who hold more than 1% of the ordinary shares; and

•	all directors and officers as a group, based on information provided to us by the holders or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within 60 days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors and officers who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

						Percentage of Outstanding
				Outstanding Shares		Shares Beneficially Owned after
	Shares Beneficially Owned		Shares to	Beneficially Owned		this Offering Assuming Exercise
	Prior to this Offering		be Sold in	after this Offering		of the Underwriters’ Option to
Name	Number	Percent(1)	this Offering	Number	Percent	Purchase Additional Shares

Directors and officers:
Zohar Zisapel(2)	3,420,220	11.4%	—	3,420,220	9.5%	9.2%
Ira Palti(3)	393,750	1.3	—	393,750	1.1	1.1
All directors and officers as a group, consisting of 12 people(4)	4,237,670	13.7	—	4,237,670	11.5	11.2
Selling shareholder:
Yehuda Zisapel(2)	2,838,000	9.5	600,000	2,238,000	6.3	6.1

(1)	Based on 29,749,336 ordinary shares outstanding as of September 30, 2007.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

(3)	Represents the number of vested share options held by Mr. Palti. Each option is exercisable into one ordinary share and expires 10 years from the date of its grant.

(4)	Each of the directors and senior managers other than Messrs. Zohar Zisapel and Ira Palti beneficially owns less than 1% of the outstanding ordinary shares as of September 30, 2007 (including options held by each such person and which are vested or shall become vested within 60 days of September 30, 2007) and have therefore not been separately disclosed.

DESCRIPTION OF ORDINARY SHARES

Our registered share capital is NIS 600,000, divided into 60,000,000 ordinary shares, nominal value NIS 0.01.

Ordinary Shares

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Memorandum of Association, our Articles of Association or the laws of the State of Israel. However, certain limitations may apply with respect to ordinary shares which are held or owned by nationals or residents of countries which are, or have been, in a state of war with Israel.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument.

Notices

Our Articles of Association provide that we shall not be required to deliver notice to our shareholders with respect to any shareholders’ meeting. However, our Articles of Association require us to publish notice of any shareholders’ meeting at least 21 days prior to the meeting, to the extent and in the manner required by applicable law.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special majority provisions applicable to external directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our board of directors may declare dividends provided that there is no reasonable concern that we will be unable to meet our existing and expected obligations as they become due. Under the Companies Law, dividends may be paid only out of accumulated retained earnings, as of the end of the most recent fiscal period or as accrued over a period of two years, whichever is higher, and out of surplus derived from net profit and other surplus that is neither share capital nor premium, all as determined under the Companies Law. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash, assets, our ordinary shares, debentures or debentures stock or of other companies. Neither the Companies Law nor our Articles of Association require the approval of our shareholders prior to the declaration of a dividend.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Quorum

The quorum required for any general meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 1/3% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of our board of directors determines with the consent of the holders of a majority of the voting rights represented and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Resolutions

A resolution of our shareholders requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Companies Law, certain resolutions including the approval of mergers, appointment of external directors, amendment of provisions of the Articles of Association concerning exculpation, indemnification or insurance where an office holder is the controlling shareholder of our company and approval of certain transactions with a controlling shareholder may require a special majority. Additionally, certain resolutions require approval of the holders of 75% of the voting rights represented at the meeting and voting on the resolution. Such 75% majority is required to approve the following:

•	merger;

•	the amendment of our Memorandum of Association including approval of changes in our registered share capital; and

•	winding-up.

Shareholder Duties

Under the Companies Law, in exercising his or her rights and in fulfilling his or her duties to our company and to other shareholders, a shareholder must act in good faith and in a customary manner and to refrain from abusing his power in the company. This duty explicitly extends also to voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of certain transactions between us and our officers, directors and controlling shareholders which require shareholder approval.

Under the Companies Law, a shareholder must also refrain from depriving other shareholders of their rights.

Anti-Takeover Provisions

Our Articles of Association provide that our directors (other than the external directors) are divided into two classes: Class I and Class II. A director (other than the external directors and other than a director elected to fill a vacancy in accordance with our Articles of Association) will serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. This election mechanism of the directors may discourage takeover of our company.

The Companies Law generally provides that a merger be approved by the board of directors and by a majority of shareholders, and has specific provisions for determining the majority of the shareholder vote. However, with respect to companies such as ours which were incorporated prior to the effectiveness of the Companies Law, shareholder approval must be obtained by the holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions.

Additionally, upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. Further, a merger generally may not be completed until the passage of certain time periods. In addition, in certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer.

Additionally, our Memorandum of Association contains provisions relating to our registered share capital and the purposes of our company. In order to consummate a merger or acquisition, we may be required to seek the approval of our shareholders to amend our Memorandum of Association. Such an amendment must be approved by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions. In accordance with the Companies Law, a shareholders’ meeting may resolve that a lower majority will be required for the approval of such an amendment to our Memorandum of Association, provided that such resolution is approved by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions.

Modification of Class Rights

Any change in our registered share capital, including the creation of a new class of shares, requires amendment of our Memorandum of Association which requires the approval by holders of at least 75% of the shares participating at the shareholders’ meeting and voting thereon, not taking into account any abstentions.

Subject to the aforementioned, under our Articles of Association, the rights attached to any class, unless otherwise provided by the terms of the class, including voting, rights to dividends and the like, may be varied by:

•	adoption of a resolution by the majority of the holders of our shares present and voting at a shareholders meeting; and

•	adoption of a resolution by the majority of the holders of shares of that class present and voting at a separate meeting of the holders of that class.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.

UNDERWRITING

We and the selling shareholder are offering the ordinary shares described in this prospectus through a number of underwriters. Banc of America Securities LLC and Lehman Brothers Inc. are the representatives of the underwriters and joint book-running managers. We and the selling shareholder have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of ordinary shares listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC	2,123,385
Lehman Brothers Inc.	2,123,385
CIBC World Markets Corp.	986,040
Jefferies & Company, Inc.	986,040
Broadpoint Capital, Inc.	54,450
Ferris, Baker Watts, Incorporated	54,450
FTN Midwest Securities Corp.	54,450
Morgan Joseph & Co. Inc.	54,450
Oscar Gruss & Son, Incorporated	54,450
SMH Capital Inc.	54,450
Susquehanna Financial Group, LLP	54,450

Total	6,600,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and from the selling shareholder.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.4293 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The ordinary shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the ordinary shares by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares.  We have granted the underwriters an option to purchase up to 990,000 additional ordinary shares from us at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of the option.

Discounts and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholder. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the
	No Exercise	Full Exercise	Selling Shareholder

Per Share	$0.7155	$0.7155	$0.7155
Total	$4,293,000	$5,001,345	$429,300

We estimate that the expenses of the offering to be paid by us, including registration, filing and listing fees, printing, legal and accounting expenses, but not including underwriting discounts and commissions, will be approximately $1,000,000.

Listing.  Our ordinary shares are listed on The Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol “CRNT”.

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. Stabilizing transactions may include making short sales of our ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commission or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Lock-up Agreements.  We, the selling shareholder and our directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new ordinary shares, and those holders of shares and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any ordinary shares or securities convertible into or exchangeable for ordinary shares, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc. for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Banc of America Securities LLC and Lehman Brothers Inc. waive, in writing, such extension. In addition, during this 90 day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders who beneficially own more than 5% of our ordinary shares has agreed not to make any demand for, or exercise any right of, the registration of, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc.

Indemnification.  We and the selling shareholder will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling shareholder are unable to provide this indemnification, we and the selling shareholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

Selling Restrictions.  Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers ordinary shares or has in its possession or distributes the prospectus or any such material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (Permitted Investors) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French

Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the ordinary shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 20000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated ) in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the ordinary shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the ordinary shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the ordinary shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the ordinary shares or distribution of copies of the prospectus or any other document relating to the ordinary shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the ordinary shares in the offering is solely responsible for ensuring that any offer or resale of the ordinary shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

This document does not constitute a prospectus approved by the Israeli Securities Authority. The securities are being offered in Israel solely to investors of the categories listed in the annex to the Israeli Securities Law and possibly to a limited number of other investors, in all cases under circumstances that do not constitute an “offering to the public” under Section 15 of the Israeli Securities Law. This document may not be reproduced or used for any other purpose or furnished to any other person other than those to whom copies have been sent. Nothing in this document should be considered “consulting” as defined in the Investment Consulting, Investments Marketing and Portfolio Management Law — 1995.

Online Offering.  A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to U.S. and New York law will be passed on for us by Kramer Levin Naftalis & Frankel LLP, New York, New York. The validity of the ordinary shares offered by this prospectus and other matters concerning this offering relating to Israeli law will be passed upon for us by Shibolet & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters relating to Israeli law will be passed upon for the underwriters by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 20-F/A for the year ended December 31, 2006 and incorporated by reference into this prospectus have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual and special reports and other information with the SEC, in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act (Commission File Number 0-30862). You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

We have filed a registration statement on Form F-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

•	Our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on October 26, 2007; and

•	Our report on Form 6-K filed on January 4, 2007.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents. Notwithstanding the foregoing, any Report on Form 6-K that we furnish to the SEC shall be incorporated by reference in this prospectus only to the extent that such form states that we incorporate it by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number: 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, 972-3-766-6770. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Exchange Act of 1934 in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law, and not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved in court as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. However, subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act, and including a judgment for the payment of compensation or damages in a non-civil matter, provided that:

•	the judgment was given by a court which was, according to the laws of the state of the court, competent to give it;

•	the judgment is no longer appealable;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. The term “prejudice the sovereignty or security of the State of Israel” as used in the Israeli Law on Enforcement of Foreign Judgments has not been interpreted by Israeli courts. Furthermore, other authority under Israeli law with respect to such term is very limited, and does not provide guidance as to what criteria will be considered by an Israeli court in determining whether the enforcement of a foreign judgment would prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was given by a court not competent to do so under the rules of private international law applicable in Israel;

•	there is lack of due process;

•	the judgment was obtained by fraud;

•	the judgment conflicts with any other valid judgment in the same matter between the same parties; or

•	an action between the same parties in the same matter is pending in any Israeli court or tribunal at the time the lawsuit is instituted in the foreign court.

We have appointed our subsidiary, Ceragon Networks, Inc., as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan, arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,	September 30,
	Note	2006	2007
			(Unaudited)
		U.S. dollars in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$10,170	$24,531
Short-term bank deposits		5,364	4,435
Short-term marketable securities		6,578	7,128
Trade receivables (net of allowance for doubtful accounts of $842 and $1,154 at December 31, 2006 and September 30, 2007, respectively)		27,433	34,232
Other accounts receivable and prepaid expenses	4	6,925	7,231
Inventories	5	27,311	39,069

Total current assets		83,781	116,626

LONG-TERM ASSETS:
Long-term bank deposits		2,873	—
Long-term marketable securities		4,500	1,012
Severance pay fund		2,537	2,983

Total long-term assets		9,910	3,995

PROPERTY AND EQUIPMENT, NET		2,660	3,907

Total assets		$96,351	$124,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables		$22,147	$29,652
Deferred revenues		3,739	7,189
Other accounts payable and accrued expenses	6	10,627	12,186

Total current liabilities		36,513	49,027

LONG TERM LIABILITIES:
Accrued severance pay		4,352	4,811
Other payables	7	7,925	4,262

Total long-term liabilities		12,277	9,073

COMMITMENTS AND CONTINGENT LIABILITIES	7
SHAREHOLDERS’ EQUITY:	8
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 40,000,000 shares at December 31, 2006 and at September 30, 2007 (unaudited); Issued and outstanding: 27,436,090 and 29,749,336 shares at December 31, 2006 and September 30, 2007 (unaudited), respectively		68	73
Additional paid-in capital		181,128	191,249
Accumulated other comprehensive income		64	97
Accumulated deficit		(133,699)	(124,991)

Total shareholders’ equity		47,561	66,428

Total liabilities and shareholders’ equity		$96,351	$124,528

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Nine Months Ended
		September 30,
	Note	2006	2007
		(Unaudited)
		U.S. dollars in
		thousands (except per share data)

Revenues	10	$75,470	$115,743
Cost of revenues		49,314	73,952

Gross profit		26,156	41,791

Operating expenses:
Research and development		9,850	11,084
Less-grants and participations		1,543	—

Research and development, net		8,307	11,084
Selling and marketing		12,312	18,124
General and administrative		3,736	3,751
Expense in respect of settlement reserve		—	450

Total operating expenses		24,355	33,409

Operating income		1,801	8,382
Financial income, net		868	326

Net income		$2,669	$8,708

Net earnings per share:	11
Basic net earnings per share		$0.10	$0.31

Diluted net earnings per share		$0.09	$0.28

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)
	U.S. dollars in
	thousands

Cash flows from operating activities:
Net income	$2,669	$8,708
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	836	960
Stock-based compensation expense	1,342	1,278
Loss (gain) from sale of property and equipment	22	(24)
Accrued severance pay, net	432	13
Decrease (increase) in accrued interest on bank deposits	(190)	27
Interest accrued and amortization of premium on held-to-maturity marketable securities	96	100
Increase in trade receivables, net	(11,665)	(6,799)
Increase in other accounts receivable and prepaid expenses	(2,133)	(273)
Increase in inventories	(5,177)	(11,758)
Increase in trade payables	6,875	7,505
Increase in deferred revenues	1,489	3,450
Increase in other accounts payable and accrued expenses	1,096	1,559
Decrease in other long-term payables	—	(3,663)

Net cash provided by (used in) operating activities	(4,308)	1,083

Cash flows from investing activities:
Purchase of property and equipment	(803)	(2,183)
Short-term bank deposits, net	200	968
Proceeds from maturities of long-term bank deposits	2,035	2,807
Investment in held-to-maturity marketable securities	(3,066)	(500)
Proceeds from maturities of held-to-maturity marketable securities	4,947	3,338

Net cash provided by investing activities	3,313	4,430

Cash flows from financing activities:
Proceeds from exercise of share options	656	8,848

Net cash provided by financing activities	656	8,848

Increase (decrease) in cash and cash equivalents	(339)	14,361
Cash and cash equivalents at the beginning of the period	10,315	10,170

Cash and cash equivalents at the end of the period	$9,976	$24,531

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

NOTE 1:—  GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has ten wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 10.

NOTE 2:—  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2006, are applied consistently in these unaudited interim consolidated financial statements.

NOTE 3:—  UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated statements have been prepared in accordance with generally accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The condensed consolidated balance sheet of December 31, 2006, has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, reference is made to consolidated financial statements and footnotes thereto in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2006.

NOTE 4:—  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	September 30,
	2006	2007
		(Unaudited)

Government authorities	$1,661	$3,160
Prepaid expenses	616	739
Deferred expenses	597	2,012
Receivables related to unrecognized sold inventory	3,892	857
Others	159	463

	$6,925	$7,231

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

NOTE 5:—  INVENTORIES

	December 31,	September 30,
	2006	2007
		(Unaudited)

Raw materials	$6,573	$5,674
Work in progress	2,257	3,104
Finished products	18,481	30,291

	$27,311	$39,069

The Company has been utilizing part of the products related to the components written-off in 2005. During the nine month periods ended September 30, 2006 and 2007 (unaudited), previously written-off inventories in the amounts of $57 and $109, respectively, were utilized as components in products in the Company’s ordinary course of production, and were sold as finished products to customers. The sales of these related manufactured products were reflected in the Company’s revenues without additional cost to the cost of sales in the period in which the inventory was utilized.

NOTE 6:—  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	September 30,
	2006	2007
		(Unaudited)

Employees and payroll accruals	$4,098	$5,538
Accrued expenses	1,401	508
Government authorities (Note 7a)	3,962	4,385
Provision for warranty costs	1,135	1,517
Other	31	238

	$10,627	$12,186

NOTE 7:—  COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) in the aggregate of $18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement, as of December 31, 2006, the Company was obligated to repay the OCS approximately $11,887. The total amount of $11,887 was expensed during 2006 as cost of revenues, out of which, $3,962 was recorded in short term liabilities and $7,925 in long-term liabilities. The payment will be in six semiannual installments from 2007 through 2009. The outstanding obligation is linked to the change in Israel’s Consumer Price Index and bears interest. In addition, the Company is required to continue reporting to the OCS regarding its sales semiannually until the obligation is fully paid. At each report, the Company is required to calculate the amount which the Company would have been obligated to pay the OCS, had the Company paid a royalty of 3.15% on all its sales for such period. If

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

the resulting amount is more than one-sixth of the total amount of $11,887, the Company will be required to pay the difference in the same payment cycle. However, any such payments will be applied to the last semiannual installments such that the total obligation will not be increased and the period for paying the obligation may be accelerated. As a result of the agreement with the OCS, the Company recorded an one-time expense of $10,444 million in 2006 as cost of revenues.

The total outstanding obligation as of September 30, 2007 was $8,524.

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at September 30, 2007, are as follows:

		Motor
	Facilities	vehicles	Total

2007 (October through December)	$364	$242	$606
2008	683	748	1,431
2009	159	326	485
2010	124	219	343
2011 and thereafter	422	—	422

	$1,752	$1,535	$3,287

Expenses for lease of facilities for the nine months ended September 30, 2006 and 2007 were approximately $781 and $801 (unaudited), respectively (see also Note 12).

Expenses for the lease of motor vehicles for the nine months ended September 30, 2006 and 2007 were approximately $570 and $650 (unaudited), respectively.

c.	Charges and guarantees:

As of September 30, 2007 (unaudited), the Company provided bank guarantees in an aggregate amount of $7,736 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer that included a lump sum payment of $450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. Currently, the Company is awaiting to NEC’s response.

The Company believes, based on the opinion of the Company’s legal counsel, that the Company is not infringing any valid NEC patent at issue, and if any of NEC’s claims were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer to NEC, a provision of $450 was accrued in the financial statements as of September 30, 2007.

NOTE 8:—  SHAREHOLDERS’ EQUITY

The ordinary shares of the Company are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

On October 25, 2007, the Company increased the registered share capital from 40,000,000 ordinary shares to 60,000,000 ordinary shares.

a.	Total comprehensive income:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Net income	$2,669	$8,708
Unrealized gain from hedging activities	92	33

Comprehensive gain	$2,761	$8,741

b.	Exercise of options:

During the nine months period ended September 30, 2007, a total of 2,313,246 options were exercised into ordinary shares, for an aggregate consideration of $8,848.

c.	Share option plans:

1. Accounting for stock-based compensation:

The Company estimates the fair value of stock options granted under SFAS 123R using the Binomial model with the following weighted-average assumptions for the nine months ended September 30, 2007: risk-free interest rates of 4.10%-5.21% which is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term; dividend yield of 0%, volatility of price of the Company’s shares of 35.97%-58.39% based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term, and early exercise multiples of 2.36 and 3.10 in the nine months ended September 30, 2007 based on actual historical data. Based on the assumptions used, the weighted average expected term of the share options granted in the nine months ended September 30, 2007 is 4.52 years.

The Company recognizes compensation expense based on awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for each of the nine months ended September 30, 2006 and 2007, was comprised as follows:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Cost of revenues	$133	$91
Research and development, net	241	204
Selling and marketing	341	524
General and administrative	627	459

Total stock-based compensation expenses	$1,342	$1,278

Effect of stock-based compensation expenses, on basic and diluted loss per Ordinary share	$0.05	$0.04

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

2. Under the Company’s 1996 Key Employee Share Incentive Plan, the 1997 Affiliate Employees Share Option Plan (collectively “the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over three to five years. The options expire ten years from the date of grant.

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

3. Upon adoption of its share option plans, the Company reserved for issuance 13,523,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2006 and September 30, 2007, the Company had an aggregate of 290,112 ordinary shares and 620,939 ordinary shares, respectively, available for future grant under the plans. Any options which are canceled or forfeited before the expiration date become available for future grants.

The following is a summary of the Company’s share options activity for the year ended December 31, 2006 and for the nine months period ended September 30, 2007 (unaudited):

	Year Ended December 31, 2006
		Weighted	Weighted average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of options	price	term (in years)	value

Outstanding at beginning of year	7,273,364	$4.17
Granted	769,000	$4.77
Exercised	(1,101,087)	$1.92
Forfeited	(412,492)	$5.56

Outstanding at end of the year	6,528,785	$4.53	6.70	$9,233

Options exercisable at end of the year	4,030,928	$4.47	5.69	$7,062

Vested and expected to vest	6,065,617	$4.53	6.70	$8,578

	Nine Months Ended September 30, 2007
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (In Years)	Value
	(Unaudited)

Outstanding at beginning of period	6,528,785	$4.53
Granted	577,000	$7.32
Exercised	(2,313,996)	$3.68
Forfeited	(235,327)	$6.15

Outstanding at end of the period	4,556,462	$5.17	6.97	$63,039

Options exercisable at end of the year	2,390,359	$4.93	5.68	$33,629

Vested and expected to vest	3,958,984	$5.17	6.97	$54,773

All of the Company’s options granted during 2006 and the nine months ended September 30, 2007 were with exercise prices which were equal to the market value of the ordinary shares at their grant dates. The

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

weighted average grant date per share fair values of the options granted during 2006 and the nine months ended September 30, 2007 (unaudited) were $1.31 and $2.80, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day in the period presented and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is impacted by the changes in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the period ended September 30, 2007 (unaudited) and December 31, 2006 were $35,122 and $3,905, respectively. As of September 30, 2007 (unaudited) and December 31, 2006, there were $1,943 and $1,670 respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s share option plans. That cost is expected to be recognized over a weighted-average period of one year.

For the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 (unaudited), the Company recorded compensation expenses of $1,712, $1,342 and $1,278, respectively.

NOTE 9:—  TAXES ON INCOME

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company adopted this new interpretation effective January 1, 2007, which did not have a significant impact on its consolidated financial position, results of operations or liquidity.

Based on the Company’s accounting policy, the Company elected to classify interest on income taxes recognized in the financial statements as interest expenses and penalties with respect to income taxes recognized in the financial statements as income taxes. As of September 30, 2007, no such interest expenses and penalties were recognized.

NOTE 10:—  SEGMENTS, CUSTOMERS AND GEOGRAPHICAL INFORMATION

The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

The following presents total revenues for the nine months ended September 30, 2006 and 2007, and long-lived property and equipment as of December 31, 2006 and September 30, 2007 by geographic areas:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Revenues from sales to external customers:
North America	$19,597	$27,457
Europe, Middle East and Africa	27,641	37,572
Asia-Pacific	23,133	45,902
Latin America	5,099	4,812

	$75,470	$115,743

	December 31,	September 30,
	2006	2007
	(Unaudited)
Property and equipment, net, by geographic areas:
Israel	$2,339	$3,583
Others	321	324

	$2,660	$3,907

Major customer data as a percentage of total revenues:

	Nine Months Ended
	September 30,
	2006		2007
	(Unaudited)

Customer A	15		12
Customer B	(*	)	10

*)	Less than 10% of total revenues.

NOTE 11:—  NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

The following table sets forth the computation of basic and diluted net earnings per share:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Numerator:
Numerator for basic and diluted net earnings per share — income available to shareholders	$2,669	$8,708

Denominator:
Denominator for basic net earnings per share — weighted average number of shares	26,602,155	28,526,786

Effect of dilutive securities:
Employee share options	1,575,671	2,280,190

Denominator for diluted net earnings per share — adjusted weighted average number of shares	28,177,876	30,806,976

NOTE 12:—  RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder and Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company. They are brothers who, as of September 30, 2007, owned 19.9% of the Company’s ordinary shares in the aggregate. They are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with legal, management information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amounts of these expenses for each of the nine months ended on September 30, 2006 and 2007 (unaudited) were approximately $250 and $365, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. During 2005, the Company extended its facility lease agreement for an additional two years. Additionally, the Company leases the U.S. subsidiary office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until September 2008. The aggregate amounts of rent and maintenance expenses related to these properties for each of the nine months ended on September 30, 2006 and 2007 (unaudited) were approximately $302 and $67, respectively.

The Company purchases certain inventory components from other members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components for each of the nine months ended September 30, 2006 and 2007 (unaudited) was approximately $2,943 and $2,062, respectively.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

Transactions with related parties:

	Nine Months Ended
	September 30,
	2006	2007
	(Unaudited)

Cost of revenues	$3,063	$2,151

Research and development expenses, net	182	154

Selling and marketing expenses	144	162

General and administrative expenses	34	28

Balances with related parties:

	As of
	December 31,	September 30,
	2006	2007
	(Unaudited)

Trade payables, other accounts payable and accrued expenses	$36	$184

access bachaul/metro core Ceragon networks ®